Q4
22

Organigram Holdings Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

For the years ended
August 31, 2022 and 2021

ORGANIGRAM

INTRODUCTION
This Management’s Discussion and Analysis dated November 28, 2022 (this “MD&A”), should be read in conjunction with the audited annual consolidated financial statements (the “Financial Statements”) of Organigram Holdings Inc. (the “Company” or “Organigram”) for the years ended August 31, 2022 and 2021 (“Q4 Fiscal 2022” when referring to the three months ended August 31, 2022), including the accompanying notes thereto.

Financial data in this MD&A is based on the Financial Statements of the Company for the year ended August 31, 2022, and has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), unless otherwise stated. All financial information in this MD&A is expressed in thousands of Canadian dollars (“$”), except for share and per share calculations, references to $ millions and $ billions, per gram (“g”) or kilogram (“kg”) of dried flower and per milliliter (“mL”) or liter (“L”) of cannabis extracts calculations.

This MD&A contains forward-looking information within the meaning of applicable securities laws, and the use of non-IFRS measures. Refer to “Cautionary Statement Regarding Forward-Looking Information” and “Cautionary Statement Regarding Certain Non-IFRS Measures” included within this MD&A.

The financial data in this MD&A contains certain financial and operational performance measures that are not defined by and do not have any standardized meaning under IFRS but are used by management to assess the financial and operational performance of the Company. These include, but not limited to, the following:

•Yield per plant (in grams);
•Average net selling price per gram and per unit;
•Target production capacity;
•Gross margin before fair value adjustments;
•Adjusted gross margin; and
•Adjusted EBITDA.

The Company believes that these non-IFRS financial measures and operational performance measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. The non-IFRS financial performance measures are defined in the sections in which they appear. Adjusted gross margin and adjusted EBITDA are reconciled to IFRS in the “Financial Review and Discussion of Operations” section of this MD&A.

As there are no standardized methods of calculating these non-IFRS measures, the Company’s approaches may differ from those used by others, and the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The Company’s wholly-owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis derived products (a “Licensed Producer” or “LP”) under the Cannabis Act (Canada) and the Cannabis Regulations (Canada) (together, the “Cannabis Act”) and regulated by Health Canada. The Company’s wholly-owned subsidiaries, The Edibles and Infusions Corporation (“EIC”) and Laurentian Organic Inc. ("Laurentian") are also licensed under the Cannabis Act.

The Company’s head office is located at 1250-333 Bay Street, Toronto, Ontario, M5H 2R2. The Company's registered office is located at 35 English Drive, Moncton, New Brunswick, E1E 3X3. The Company’s common shares (“Common Shares”) are listed under the ticker symbol “OGI” on both the Nasdaq Global Select Market (“NASDAQ”) and on the Toronto Stock Exchange (“TSX”). Any inquiries regarding the Company may be directed by email to investors@organigram.ca.

Additional information relating to the Company, including the Company’s most recent annual information form (the “AIF”), is available under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. The Company’s reports and other information filed with or furnished to the United States Securities and Exchange Commission (“SEC”) are available on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021    1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
Certain information herein contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation (“forward-looking information”). Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, forecasts or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to the Company’s plans and objectives, or estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; and statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company’s current expectations about future events.

Certain forward-looking information in this MD&A includes, but is not limited to the following:

•Moncton Campus (as defined herein), Winnipeg Facility (as defined herein) and Lac-Supérieur Facility (as defined herein) licensing and target production capacity and timing thereof;
•Expectations regarding production capacity, facility size, THC (as defined herein) content, costs and yields;
•Expectations regarding the prospects of the Company’s collaboration with a wholly-owned subsidiary of British American Tobacco P.L.C. ("BAT");
•Expectations regarding the prospects for the Company’s subsidiaries EIC and Laurentian;
•The ongoing impact of the current global health crisis caused by COVID-19 (as defined below);
•Expectations around demand for cannabis and related products, future opportunities and sales, including the relative mix of medical versus adult-use recreational cannabis products, the relative mix of products within the adult-use recreational category including wholesale, the Company’s financial position, future liquidity and other financial results;
•Legislation of additional cannabis types and forms for adult-use recreational cannabis in Canada including regulations relating thereto, the timing and the implementation thereof and our future product forms;
•Expectations around branded products and derivative-based products with respect to timing, launch, product attributes, composition and consumer demand;
•Strategic investments and capital expenditures, and expected related benefits;
•Expectations regarding the resolution of litigation and other legal proceedings;
•The general continuance of current, or where applicable, assumed industry conditions;
•Changes in laws, regulations and guidelines, including those relating to the recreational and/or medical cannabis markets domestically and internationally;
•The price of cannabis and derivative cannabis products;
•Expectations around the availability and introduction of new genetics including consistency and quality of plants and the characteristics thereof;
•The impact of the Company’s cash flow and financial performance on third parties, including its supply partners;
•Fluctuations in the price of Common Shares and the market for Common Shares;
•The treatment of the Company’s business under governmental regulatory regimes and tax laws, including the Excise Act (as defined herein) and the renewal of the Company’s licenses thereunder and the Company’s ability to obtain export licenses from time to time;
•The Company’s growth strategy, targets for future growth and forecasts of the results of such growth;
•Expectations concerning access to capital and liquidity and the Company’s ability to access the public markets to fund operational activities and growth;
•The Company’s ability to remain listed on the TSX and NASDAQ and the impact of any actions it may be required to take to remain listed;
•The ability of the Company to generate cash flow from operations and from financing activities;
•The competitive conditions of the industry, including the Company’s ability to maintain or grow its market share;
•Moncton Campus and Lac-Supérieur Facility expansion plans, capital expenditures, current and targeted production capacity and timing thereof; and
•Expectations concerning Fiscal 2023 performance including with respect to revenue, adjusted gross margins, SG&A and adjusted EBITDA.

Forward-looking information is provided for the purposes of assisting the reader in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods ended on certain dates, and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that such statements may not be appropriate for other purposes. In addition, this MD&A may contain forward-looking information attributed to third party industry sources. Undue reliance should not be placed on forward-looking
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021    2

information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Forward-looking information does not guarantee future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the expectations, predictions, forecasts, projections and conclusions will not occur or prove accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. These and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking information.

This MD&A contains information concerning our industry and the markets in which we operate, including our market position and market share, which is based on information from independent third-party sources. Although we believe these sources to be generally reliable, market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. We have not independently verified any third-party information contained herein.

Factors that could cause actual results to differ materially from those set forth in forward-looking information include, but are not limited to: financial risks; dependence on senior management and other key personnel, the board of directors of the Company (the “Board of Directors”), consultants and advisors; availability and sufficiency of insurance including continued availability and sufficiency of director and officer and other forms of insurance; the Company and its subsidiaries being able to, where applicable, cultivate cannabis pursuant to applicable law and on the currently anticipated timelines and in anticipated volumes; industry competition; general economic conditions and global events, including COVID-19 retail store closures or reduced sales at retail stores or otherwise due to COVID-19; heightened economic and industry uncertainty as a result of COVID-19 and governmental action in respect thereto, including with respect to impacts on production, operations, product development, new product launches, disclosure controls and procedures or internal control over financial reporting, including as they may be impacted by delays in remediation due to work from home policies and other COVID-19 impacts, demand for products and services, third-party suppliers or service providers, and any existing or new international business partnerships; production facilities running at less than full capacity due to reduced workforce for reasons related to COVID-19 (as described herein) and market demand; potential supply chain and distribution disruptions; product development, facility and technological risks; changes to government laws, regulations or policy, including environmental or tax, or the enforcement thereof; agricultural risks; ability to maintain any required licenses or certifications; supply risks; product risks; construction delays or postponements; packaging and shipping logistics; inflationary risk, expected number of medical and adult-use recreational cannabis users in Canada and internationally; potential time frame for the implementation of legislation to legalize cannabis internationally; the Company’s, its subsidiaries' and its investees’ ability to, where applicable, obtain and/or maintain their status as Licensed Producers (as defined herein) or other applicable licenses; risk factors affecting its investees; availability of any required financing on commercially attractive terms or at all; the potential size of the regulated adult-use recreational cannabis market in Canada; demand for and changes in the Company’s cannabis and related products, including the Company’s derivative products (as defined herein), and the sufficiency of the retail networks to supply such demand; ability to enter and participate in international market opportunities; general economic, financial market, regulatory, industry and political conditions affecting the Company; the ability of the Company to compete in the cannabis industry and changes in the competitive landscape; a material decline in cannabis prices; the Company’s ability to manage anticipated and unanticipated costs; the Company’s ability to implement and maintain effective internal control over financial reporting and disclosure controls and procedures; the timing for the implementation of the Company's ERP system (as hereinafter defined) and, other risks and factors described from time to time in the documents filed by the Company with securities regulators in Canada and the United States. Material factors and assumptions used in establishing forward-looking information include that construction and production activities will proceed as planned, and demand for cannabis and related products will change in the manner expected by management, in each case after taking into account any impacts related to COVID-19 that are currently known or predicted by management based on the limited information available and the fluidity and uncertainty of the crisis. All forward-looking information is provided as of the date of this MD&A.

The Company does not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

ADDITIONAL INFORMATION ABOUT THE ASSUMPTIONS, RISKS AND UNCERTAINTIES OF THE COMPANY’S BUSINESS AND MATERIAL FACTORS OR ASSUMPTIONS ON WHICH INFORMATION CONTAINED IN FORWARD-LOOKING INFORMATION IS BASED IS PROVIDED IN THE COMPANY’S DISCLOSURE MATERIALS, INCLUDING IN THIS MD&A UNDER “RISK FACTORS” AND THE COMPANY’S CURRENT AIF UNDER “RISK FACTORS”, FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN CANADA AND AVAILABLE UNDER THE COMPANY’S ISSUER PROFILE ON SEDAR AT WWW.SEDAR.COM, AND FILED WITH OR FURNISHED TO THE SEC AND AVAILABLE ON EDGAR AT WWW.SEC.GOV. ALL FORWARD-LOOKING INFORMATION IN THIS MD&A IS QUALIFIED BY THESE CAUTIONARY STATEMENTS.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021    3

CAUTIONARY STATEMENT REGARDING CERTAIN NON-IFRS MEASURES
This MD&A contains certain financial and operational performance measures that are not recognized or defined under IFRS (“Non-IFRS Measures”). As there are no standardized methods of calculating these Non-IFRS Measures, the Company's approaches may differ from those used by others, and, this data may not be comparable to similar data presented by other licensed producers of cannabis and cannabis companies. For an explanation of these measures to related comparable financial information presented in the Financial Statements prepared in accordance with IFRS, refer to the discussion below.

The Company believes that these Non-IFRS Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operating performance of the Company. These Non-IFRS Measures include, but are not limited, to the following:

•Yield per plant in grams is calculated by taking the total amount of grams of dried flower harvested, excluding trim, and dividing it by the total number of plants harvested.

Management believes that yield per plant in grams provides a useful measure about the efficiencies gained through its operating activities.

•Average net selling price per gram and per unit are calculated by taking net revenue, which is then divided by total grams or total units sold in the period.

Management believes the average net selling price per gram or per unit measures provide more specific information about the pricing trends over time by product type.

•Gross margin before fair value adjustments is calculated by subtracting cost of sales, before the effects of unrealized gain (loss) on changes in fair value of biological assets, realized fair value on inventories sold and other inventory charges from total net revenue. Gross margin before fair value adjustments percentage is calculated by dividing gross margin before fair value adjustments (defined above) divided by net revenue.

Management believes that these measures provide useful information to assess the profitability of our cannabis operations as it excludes the effects of non-cash fair value adjustments on inventory and biological assets, which are required by IFRS.
•Adjusted gross margin is calculated by subtracting cost of sales, before the effects of: (i) unrealized gain (loss) on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions and impairment of inventories and biological assets; (iv) provisions to net realizable value; (v) COVID-19 related charges; and (vi) unabsorbed overhead relating to underutilization of the production facility grow rooms and manufacturing equipment, most of which is related to non-cash depreciation expense, from net revenue. Adjusted gross margin percentage is calculated by dividing adjusted gross margin by net revenue. Adjusted gross margin is reconciled to IFRS in the "Financial Review and Discussion of Operations" section of this MD&A.

Management believes that these measures provide useful information to assess the profitability of our operations as they represent the normalized gross margin generated from operations and exclude the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS. The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value.

•Adjusted EBITDA is calculated as net income (loss) excluding: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, reversal of/or impairment, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss from investments in associates and impairment loss from loan receivables; change in fair value of contingent consideration; change in fair value of derivative liabilities; expenditures incurred in connection with research and development activities (net of depreciation); unrealized (gain) loss on changes in fair value of biological assets; realized loss on fair value on inventories sold and other inventory charges; provisions and impairment of inventories and biological assets; provisions to net realizable value of inventories; COVID-19 related charges; government subsidies; legal provisions; incremental fair value component of inventories sold from acquisitions; ERP implementation costs; transaction costs; and share issuance costs. Adjusted EBITDA is reconciled to IFRS in the "Financial Review and Discussion of Operations" section of this MD&A.

Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derives expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results. The most directly comparable measure to adjusted EBITDA calculated in accordance with IFRS is net income (loss).
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021    4

Non-IFRS Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to the Company’s management. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

BUSINESS OVERVIEW
NATURE AND HISTORY OF THE COMPANY’S BUSINESS
The Company’s wholly-owned subsidiary Organigram Inc. is a Licensed Producer of cannabis under the Cannabis Act.

The Company is authorized for wholesale shipping of cannabis plant cuttings, dried flower, blends, pre-rolls and cannabis derivative-based products to approved retailers and wholesalers for adult-use recreational cannabis under the individual provincial and territorial regulations as per the Cannabis Act.

The Company is also authorized to distribute cannabis for medical use. In Fiscal 2022, Organigram made a strategic decision to shift its medical distribution fulfillment approach from direct shipment to patients from the Company to fulfillment via Medical Cannabis by Shopper’s Drug Mart. The Company continues to be committed to medical patients via its Shopper's Drug Mart relationship and will also continue to bring new innovations to this channel.

The Company conducts its operations at its facilities located in Moncton, New Brunswick, Winnipeg, Manitoba and Lac-Supérieur, Quebec. The Company has expanded its main facility in Moncton over time to create additional production capabilities by strategically acquiring land and buildings adjacent to the main facility (together, the “Moncton Campus”), including to add capacity for the manufacture of derivative product forms.

In March 2021, the Company formed a Product Development Collaboration ("PDC") with BAT, a leading, multi-category consumer goods business, and established a "Centre of Excellence" (the "CoE") to focus on the next generation of cannabis products with an initial focus on CBD. The CoE is established at the Company's Moncton Campus, which holds the Health Canada licenses required to conduct research and development activities with cannabis products. Both companies contributed scientists, researchers, and product developers to the CoE which is governed and supervised by a steering committee consisting of an equal number of senior members from both companies. Under the terms of the PDC Agreement, both Organigram and BAT have access to certain of each other’s intellectual property (“IP”) and, subject to certain limitations, have the right to independently, globally commercialize the products, technologies and IP created by the CoE pursuant to the PDC Agreement.

During April 2021, the Company expanded its manufacturing and production footprint with the acquisition of EIC, located in Winnipeg, Manitoba. The Winnipeg Facility holds a research license and standard sale and processing license under the Cannabis Act. As a wholly-owned subsidiary, EIC has enabled the Company to penetrate a new product category and gain access to its expertise in the confectionary space. The Winnipeg Facility also provides the Company with a share of the cannabis infused gummies market and other derivative products.

The Company has additional cannabis production capacity at its wholly-owned subsidiary, Laurentian, located in Lac-Supérieur, Quebec, acquired on December 21, 2021. The Lac-Supérieur Facility has a cultivation focus on artisanal craft flower and on the production of hash, a cannabis derivative. The Lac-Supérieur Facility provides the Company with a foothold in the important Quebec market, and also adds to the Company's premium product portfolio, providing further opportunities for margin expansion. The facility holds a standard processing and cultivation license under the Cannabis Act.

STRATEGY
Organigram’s strategy is to leverage its broad brand and product portfolio and culture of innovation to increase market share, drive profitability and grow into an industry leader that delivers long-term shareholder value.

The pillars of the Company’s strategy are:
1.Innovation;
2.Consumer Focus;
3.Efficiency; and
4.Market Expansion.

1. Innovation
Meeting the demands of a fast-growing industry with changing consumer preferences requires the ability to innovate and create breakthrough products that are embraced by the market and establish a long-term competitive advantage.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021    5

The Company is committed to maintaining a culture of innovation and has established a track record of introducing differentiated products that are able to quickly capture market share, specifically:

•SHRED: the first milled flower product blended to create curated flavour profiles;
•Edison JOLTS: Canada’s first flavoured high-potency lozenge with 100 mg of THC per package; and
•Monjour Wellness gummies: The CBD-focused wellness brand available in a large format and providing multiple flavours in one package.

Consistent with its innovation culture, in Fiscal 2021, the Company announced the launch of its CoE as part of its PDC with BAT, a leading multi-category consumer goods business. The CoE focuses on research and development to develop the next generation of cannabis products, with an initial focus on CBD.

The Company has also made a strategic investment in Hyasynth Biologicals Inc. ("Hyasynth"), a biotechnology company that is deploying proprietary technology to develop cannabinoids using biosynthesis. To date, the Company has invested $10 million in Hyasynth.

2. Consumer Focus
The Company seeks to address the changing needs of the adult cannabis consumer through its broad product portfolio with offerings in the most popular categories and price points. Based on ongoing consumer research, the portfolio is refreshed frequently with different flower strains, new package formats and new product introductions. In Fiscal 2022, the Company introduced 60 new SKUs while realigning the product line up such it had the highest sales per SKU in Ontario and more than double the average of the top 10 LPs1. The Company’s alignment with consumers is evidenced by its growing market share and category leadership:
•SHRED products have been introduced in multiple categories in Fiscal 2022 with the brand surpassing $150 million in retail sales and achieving a net promoter score of 77 percent2;
•SHRED Dankmeister XL Bong Blends: a new offering in the popular SHRED milled flower line up that provides a coarser grind to suit bong and pipe smokers;
•Edison JOLTS: #2 position for capsules with a 26 percent market share in the category3; and
•SHRED’ems gummies and Monjour soft chews: among the top-selling gummies in Canada which combined held the #3 market position in the gummy category1 with Monjour being the best-selling pure CBD gummy with a 37 percent share1. At the end of Fiscal 2022, the Company had 14 gummy SKUs in market, compared to three in Q4 of Fiscal 2021.

In addition to third-party and direct consumer research, the Company maintains close contact with consumers through an active social presence and has established the Cannabis Innovators Panel. This online panel engages with up to 2,500 cannabis consumers across Canada on a regular basis and helps to inform the Company on product development and brand initiatives.

3. Efficiency
From its inception, the Company has remained committed to being an efficient operator.

The Company’s growing facility in Moncton, New Brunswick utilizes three-tier cultivation technology to maximize square footage. The facility has a proprietary information technology in place to track all aspects of the cannabis cultivation and harvest process. The Company maintains a continuous improvement program to maximize harvest yield while reducing operating costs. This is complemented by the introduction of automation in post-harvest production, including high-speed pouch packing, pre-roll machines and automated excise stamping.

The Winnipeg Facility is highly-automated and is able to efficiently handle both small-batch artisanal manufacture of edibles as well as large-scale nutraceutical-grade production. The facility provides the Company with the ability to produce a wide range of high-quality edible products at attractive price points.

The Lac-Supérieur Facility houses a cultivation and derivatives processing facility. The Company has committed $13 million in growth capital expenditures based on current expectations for the cost of expanding the facility to increase capacity, processing and storage space and deliver on automation.

Key efficiency milestones achieved in Fiscal 2022 include:
•Significant reduction in cultivation costs at the Moncton Campus, achieving a 23% reduction to the cost of cultivation from Fiscal 2021's average amount;
1 OCS shipped sales data, FY22
2 Brightfield Group
3 Hifyre data extract from October 18, 2022
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021    6

•Increasing the harvested volume by over 70% and increasing volume of flower exceeding 22% THC levels compared to Fiscal 2021 at the Moncton Campus;
•Adding two pre-roll machines at the Moncton Campus;
•High-speed pouch packing lines for SHRED and Big Bag O' Buds products at the Moncton Campus;
•Automated excise stamping in Moncton and Winnipeg; and
•Two high speed pouch lines implemented at the Winnipeg Facility, that together produces 4,000 units per hour.

4. Market Expansion
The Company is committed to expanding its market presence by adding to its product offering and enhancing its geographical presence. This strategy is enabled by strategic merger and acquisition opportunities and assessing expansion into international markets.

Recent examples of market expansion include:
•December 2021 acquisition of Laurentian Organics Inc., whose Lac-Supérieur Facility adds craft cultivation and hash to Organigram's product portfolio and increases our presence in Quebec;
•Shipments to Canndoc Ltd. ("Canndoc") in Israel and Cannatrek Medical Pty Ltd. ("Cannatrek") and MedCan Australia Pty Ltd. ("MedCan") in Australia to supply bulk cannabis into these markets generating $15,138 in net revenue in Fiscal 2022;

KEY QUARTERLY FINANCIAL AND OPERATING RESULTS

	Q4-2022	Q4-2021	CHANGE	% CHANGE
Financial Results
Gross revenue	$65,657	$36,182	$29,475	81%
Net revenue	$45,480	$24,865	$20,615	83%
Cost of sales	$36,718	$25,867	$10,851	42%
Gross margin before fair value adjustments	$8,762	$(1,002)	$9,764	974%
Gross margin % before fair value adjustments(1)	19%	(4)%	23%	575%
Operating expenses	$22,788	$25,471	$(2,683)	(11)%
Other (income) / expenses	$(2,097)	$3,851	$5,948	154%
Adjusted EBITDA(2)	$3,232	$(4,818)	$8,050	167%
Net loss	$(6,144)	$(25,971)	$19,827	76%

Net cash used in operating activities	$19,695	$7,699	$11,996	156%

Adjusted Gross Margin(3)	$10,362	$3,017	$7,345	243%
Adjusted Gross Margin %(3)	23%	12%	11%	92%

Operating Results
Kilograms harvested - dried flower	16,101	12,085	4,016	33%
Kilograms sold - dried flower	18,102	9,886	8,216	83%

Note 1: Equals gross margin before fair value adjustments (as reflected in the Financial Statements) divided by net revenue.
Note 2: Adjusted EBITDA is a non-IFRS measure that the Company defines as net income (loss) before: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, reversal of/or impairment, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss from investments in associates and impairment loss from loan receivables; change in fair value of contingent consideration; change in fair value of derivative liabilities; expenditures incurred in connection with research & development activities (net of depreciation); unrealized (gain) loss on changes in fair value of biological assets; realized loss on fair value on inventories sold and other inventory charges; provisions and impairment of inventories and biological assets; provisions to net realizable value of inventories; COVID-19 related charges; government subsidies; legal provisions; incremental fair value component of inventories sold from acquisitions; ERP implementation costs; transaction costs; and share issuance costs. See the cautionary statement regarding non-IFRS financial measures in the “Introduction” section at the beginning of this MD&A and the reconciliation to IFRS measures in the "Financial Results and Review of Operations" section of this MD&A.
Note 3: Adjusted gross margin is a non-IFRS measure that the Company defines as net revenue less: (i) cost of sales, before the effects of unrealized gain (loss) on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions and impairment of inventories and biological assets; (iv) provisions to net realizable value; (v) COVID-19 related charges; and (vi) unabsorbed overhead relating to underutilization of the production facility grow rooms and manufacturing equipment, most of which is related to non-cash depreciation expense. See the cautionary statement regarding non-IFRS financial measures in the “Introduction” section at the beginning of this MD&A and the reconciliation to IFRS measures in the "Financial Results and Review of Operations section of this MD&A. Adjusted gross margin % equals adjusted gross margin divided by net revenue.

REVENUE
For the three months ended August 31, 2022, the Company reported $45,480 in net revenue. Of this amount $37,521 (83%) was attributable to sales to the adult-use recreational cannabis market, $5,896 (13%) to the international market, $1,688 (4%) to the medical market and $375 (1%) to other revenues. Q4 Fiscal 2022 net revenue increased 83%, or $20,615, from the prior
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021    7

year comparative period’s net revenue of $24,865, primarily due to an increase of $14,623 in adult-use recreational cannabis revenue, an increase in international revenue by $5,896, partly offset by the $(117) decrease in medical revenue. Net revenue from the adult-use recreational cannabis market was higher by $14,623 (64%), generated from a significant increase in sales volumes from value oriented product, which also carry a lower average selling price.

Sale of flower from all product categories in the recreational market comprised 61% of total net revenue in the quarter. The average net selling price ("ASP") of recreational flower decreased to $1.75 per gram in Q4 Fiscal 2022 as compared to $2.17 per gram for Q4 Fiscal 2021, as both the Company and the Canadian cannabis industry continued to experience general price compression in the adult-use recreational markets as the customer and product mix evolved to focus more on value offerings. Selling prices are prone to fluctuation and there may be further price compression if the market remains oversupplied. The Company is committed to refining its product mix as customer preferences evolve and it continues to revitalize its higher margin Edison branded flower products.

The volume of flower sales in grams increased 83% to 18,102 kg in Q4 Fiscal 2022 compared to 9,886 kg in the prior year comparative quarter, primarily as a result of the market shift towards large format value products and the success of the Company's products in these brands and formats.

COST OF SALES
Cost of sales for the three months ended August 31, 2022 increased to $36,718 compared to $25,867 in the prior fiscal year's comparative period, primarily as a result of an increase in sales volume in the adult-use recreational cannabis market and international BtB sales. Included in Q4 Fiscal 2022 cost of sales are $1,600 of inventory provisions for unsaleable inventories. The prior fiscal year’s comparative period had inventory provisions and net realizable value adjustments of $2,619, as well as unabsorbed fixed overhead costs of $1,400.

GROSS MARGIN BEFORE FAIR VALUE ADJUSTMENTS AND ADJUSTED GROSS MARGIN
The Company realized gross margin before fair value adjustments for the three months ended August 31, 2022 of $8,762, or 19% as a percentage of net revenue, compared to ($1,002), or -4%, in the prior year comparative period. The increase in gross margin before fair value adjustments as a percentage of net revenue is primarily due to higher net revenues and lower cost of sales per unit as the Company achieves greater scale and operating efficiencies.

Adjusted gross margin4 for the three months ended August 31, 2022 was $10,362, or 23% as a percentage of net revenue, compared to $3,017, or 12%, in the prior year comparable quarter. This was largely due to the current period's higher overall sales volumes, net of the impact of the lower ASP from the shift in the sales mix to value priced products and brands, and lower cost of sales per unit. Please refer to the “Financial Review and Discussion of Operations” section of this MD&A for a reconciliation of adjusted gross margin to net revenue.

OPERATING EXPENSES

	Q4-2022	Q4-2021	CHANGE	% CHANGE

General and administrative	$11,546	$7,527	$4,019	53%
Sales and marketing	4,111	4,888	(777)	(16)%
Research & development	2,390	1,147	1,243	108%
Share-based compensation	2,496	1,075	1,421	132%
Impairment of intangible assets	—	1,701	(1,701)	(100)%
Impairment of property, plant and equipment	2,245	9,133	(6,888)	(75)%
Total operating expenses	$22,788	$25,471	$(2,683)	(11)%

GENERAL AND ADMINISTRATIVE
General and administrative expenses of $11,546 increased from the prior year's comparison quarter of $7,527, primarily due to an increase in general office expenses as a result of the Company's growth, an increase in employee costs, an increase to technology costs including implementation expenses for a new ERP system, and also for ongoing costs from the acquisition of the Winnipeg and Lac-Supérieur facilities.

SALES AND MARKETING
Sales and marketing expenses of $4,111 decreased from the prior year's comparative quarter of $4,888, primarily due to lower advertising and promotion costs, and marketing initiatives related to the launch of the Company's new products.

4 Adjusted gross margin is a non-IFRS financial measure. See the cautionary statement regarding non-IFRS financial measures in the “Introduction” section of this MD&A, and the discussion under the heading “Adjusted EBITDA” and the reconciliation to IFRS measures in the "Financial Results and Review of Operations" section of this MD&A.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021    8

RESEARCH AND DEVELOPMENT
Research and development costs of $2,390 increased from the prior year's comparative quarter of $1,147, as the Company increased activity under the PDC Agreement and other internal product innovation projects.

SHARE-BASED COMPENSATION
Share-based compensation expense of $2,496 increased from the prior year's comparative quarter of $1,075, primarily due to employee equity wards issued during Q4 Fiscal 2022.
IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT
Impairment on property, plant, equipment and intangible assets of $2,245 decreased from the prior year's comparative quarter of $9,133. During Q4 Fiscal 2021, management reassessed the useful life of the chocolate manufacturing equipment, notably the decline in utilization of the equipment and declining revenues, and as a result recognized accelerated depreciation of $9,133. During year ended August 31, 2022, the Company made the strategic decision to cease manufacturing chocolate at its Moncton Campus. As a result, the asset is measured at the lower of its carrying amount and fair value less costs to sell and the Company recognized an impairment loss of $4,245 in relation to this asset, $2,000 of the loss was recognized in Q2 Fiscal 2022, with the remainder being recorded in Q4 Fiscal 2022.

OTHER (INCOME) / EXPENSES

	Q4-2022	Q4-2021	CHANGE	% CHANGE

Financing costs	$168	$136	$32	24%
Investment income	(532)	(422)	110	26%
Government subsidies	—	(892)	(892)	(100)%
Share of loss from investments in associates	528	217	311	143%
Impairment of loan receivable and investments in associates	—	3,945	(3,945)	(100)%
Loss on disposal of property, plant and equipment	837	2,426	(1,589)	(65)%
Change in fair value of contingent consideration	317	3,392	(3,075)	(91)%
Change in fair value of derivative liabilities	(3,415)	(6,001)	(2,586)	(43)%
Legal provision (recovery)	—	1,050	(1,050)	(100)%
Total other (income)/expenses	$(2,097)	$3,851	$(12,684)	(329)%

IMPAIRMENT OF LOAN RECEIVABLE AND INVESTMENTS IN ASSOCIATES
Impairment of loan receivable and investments in associates was nil during Q4 Fiscal 2022 compared to $3,945 in Q4 Fiscal 2021 when the Company recorded an impairment loss of $3,266 related its investment in Alpha-Cannabis Germany.

CHANGE IN FAIR VALUE OF CONTINGENT CONSIDERATION
Change in fair value of contingent consideration was a loss of $317 during Q4 Fiscal 2022 compared to a loss of $3,392 in Q4 Fiscal 2021. The current periods expense was due to the revaluation of the contingent liability payable to the vendors of Laurentian and the prior periods expense was due to the revaluation of the contingent liability payable to the vendors of EIC.

CHANGE IN FAIR VALUE OF DERIVATIVE LIABILITIES
Change in fair value of derivative warrant liabilities was a gain of $3,415 during Q4 Fiscal 2022 compared to a gain of $6,001 in Q4 Fiscal 2021 as movements in the Company's share price had a greater impact on the fair value of the derivative warrant liability in the prior year period.

ADJUSTED EBITDA
Positive adjusted EBITDA5 was $3,232 in Q4 Fiscal 2022 compared to negative adjusted EBITDA of $4,818 in Q4 Fiscal 2021. The $8,050 increase in adjusted EBITDA from the comparative period is primarily attributable to the increase in adjusted gross margins6 due to the higher volume of products sold, the impact of lower production costs that decreased cost of sales per unit sold, offset by the impact of lower ASP from higher quantities of value brands sold during Q4 Fiscal 2022. Please refer to the “Financial Review and Discussion of Operations” section of this MD&A for a reconciliation of adjusted EBITDA to net loss.

NET LOSS
The net loss was $6,144 in Q4 Fiscal 2022 compared to a net loss of $25,971 in Q4 Fiscal 2021. The decrease in net loss from the comparative period is primarily due to the increased revenues that improved operating income.

5 Adjusted EBITDA is a non-IFRS financial measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures" in the “Introduction” section of this MD&A, and the discussion under the heading “Adjusted EBITDA” and the reconciliation to IFRS measures in the "Financial Results and Review of Operations" section of this MD&A.
6 Adjusted gross margin is a non-IFRS financial measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures".
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021    9

KEY DEVELOPMENTS DURING THE QUARTER AND SUBSEQUENT TO AUGUST 31, 2022
On June 24, 2022, the Company announced that it had reached a proposed settlement in a previously disclosed class action related to medical cannabis that was voluntarily recalled in December 2016 and January 2017.

During Q4 2022, the Company shipped $6.0 million of flower to Australia and Israel.

During Q1 2023, the Company shipped approximately $5.9 million of flower to Australia and Israel.

In November 2022, the Company announced HOLY MOUNTAIN, the Company’s newest value "brand", featuring an initial lineup of legendary dried flower strains entering the market with value pressed hash. With the introduction of HOLY MOUNTAIN, Organigram now offers value-priced flower in an expanded range of sizes, starting with 3.5 gram offerings at launch.

In November 2022, the Company announced that it has entered into a new multi-year agreement to supply dried flower to Canndoc, a subsidiary of InterCure Ltd. ("InterCure"), Israel's largest and most established pharmaceutical cannabis producer. The agreement provides for a commitment to supply 10,000 kg of dried flower with an option for InterCure to elect purchase up to an additional 10,000 kg of dried flower for InterCure's international supply chain.

OPERATIONS AND PRODUCTION
Moncton Cultivation Campus
While the vast majority of incremental production capacity in the initial period of recreational legalization by the Company’s competitors was generated from greenhouse (not indoor) production, Organigram focused on a core competency of controlling conditions in precisely built indoor environments with a commitment to continuous improvement and investment in information technology.

The Company continually assesses the critical facets of the lighting and environmental elements in its facilities in an effort to drive maximum quality and yield in the plants it cultivates. It is the Company’s intention to continually improve and refine its cultivation and post-harvesting practices in an effort to achieve and maintain a competitive advantage in the space.

In Fiscal 2022, the Company continued to make progress on its ongoing improvement program. This included the implementation of various new initiatives at the Moncton Campus which has resulted in the increase in the average THC content per plant and the average yield per plant. Higher THC content continues to be desired by consumers and the higher yield per plant combined with greater economies of scale on ramping up cultivation capacity has resulted in lower cultivation costs per gram and ultimately benefits adjusted gross margins7 when the product is sold. The Company continues to believe it is well-positioned and supported by the flexibility of the facility at the Moncton Campus to continue to see improvement in these areas. As the Company works with a number of different genetics and cultivars this process of improvement may not be linear or consistent across plants.

As part of its review of the continually expanding Canadian cannabis markets, its long-term demand forecast model and its cultural commitment to continuous improvement, management is reviewing its production capacity and methodologies with a focus on cost reductions which will further improve margins over time. Management obtained approval from the Board of Directors to complete the Phase 4C expansion of its Moncton Campus to significantly increase capacity and meet the near term increased consumer demand for the Company's products. The Company has also identified additional changes to its growing and harvesting methodologies, including facility design improvements that should assist the operating conditions of the Moncton Campus resulting in higher quality flower and a reduction in production costs. During Q4 fiscal 2022, the Phase 4C expansion at Moncton was completed which increased the approximate annual capacity to 85,000 kg of flower. The total capacity of the Moncton Campus will continue to fluctuate as the Company further refines its growing methods and room utilization.

The Company harvested 16,031 kg of dried flower during Q4 Fiscal 2022 compared to 12,085 kg of dried flower in Q4 Fiscal 2021. The increase of 4,016 kg (33%) from the comparative period was primarily related to increased cultivation planting, staffing and environmental upgrades along with additional rooms being available that occurred over Q4 Fiscal 2021 to Q4 Fiscal 2022, that was done in order to meet the increased demand for many of the Company's new products as part of its product portfolio revitalization as well as the increase in industry demand on the back of the then ongoing accelerated retail store build out, particularly in Ontario.

7 Adjusted gross margin is a non-IFRS financial measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures".
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021    10

Moncton Derivatives Facility
Contained in the 56,000 square foot expansion referred to as Phase 5 of the Moncton Campus is the Company's derivatives facility. Phase 5 includes Supercritical CO2, dry sift and cold water extraction laboratories, as well as in-house formulation and finishing of ingestibles, extracts, vape oils and concentrates, in addition to high speed cart filling, bottling and automated packaging. Some of this equipment remains in the commissioning and research and development phase.

Winnipeg Facility
The Company has a purpose-built, highly-automated, 51,000 square-foot manufacturing facility in Winnipeg, Manitoba which was also designed under EU GMP standards. The Company has no plans to seek certification in the immediate future but continues to evaluate paths to certification. The facility design and the equipment specifications were also designed to handle both smaller-batch artisanal manufacturing as well as large-scale nutraceutical-grade high-efficiency manufacturing and to produce highly customizable, precise, and scalable cannabis-infused products in various formats and dosages including pectin, gelatin, sugar-free soft chews (gummies) and lozenges with novel capabilities such as infusions, striping and the possibility of using fruit purees. Automation and efficiency investments in the facility has resulted in an increase in production. In September, 2021, the facility shipped 339,000 gummies, which increased to 3.0 million gummies in October, 2022.

The Winnipeg Facility currently holds a research license and a standard sale and processing license issued under the Cannabis Act. The Company commenced commercial operations during Fiscal 2021 and as of the date of this MD&A, the Winnipeg facility has over 90 employees.

The Company has been reviewing the capabilities and efficiencies of the Moncton Campus and Winnipeg Facility to determine how best to allocate its resources and functions across the two sites. As part of these operational efficiency initiatives, as of March 2022, the Company began transferring the production of ingestible extracts from the Moncton Campus to the Winnipeg Facility.

Lac-Supérieur Concentrates and Craft Flower Facility
The Company acquired the Lac-Supérieur Facility in December 2021. The Lac-Supérieur Facility has 6,800 square feet of cultivation area, which is currently being expanded to 33,000 square feet. The Lac-Supérieur Facility is currently equipped to produce approximately 600 kilograms of flower and 1 million packaged units of hash annually. The expansion program currently underway is expected to increase annual capacity to 2,400 kilograms of flower and 2 million packaged units of hash once completed. The Company has committed $13 million towards completing the expansion and management believes that there may be future opportunities for cost savings from further investments in automation.

CANADIAN ADULT-USE RECREATIONAL CANNABIS MARKET
Organigram continues to increase its focus on generating meaningful consumer insights and applying these insights to the ongoing optimization of its brand and product portfolio with a goal of ensuring that they are geared towards meeting consumer preferences. The Company aggressively and successfully revitalized its product portfolio to meet rapidly evolving consumer preferences and through its increased focus on insights in Fiscal 2022, has continued its expansion of brands and products aimed at driving continued momentum in the marketplace.

DRIED FLOWER AND PRE-ROLLS
Dried flower and pre-rolls remain the first and second largest product categories, respectively, in the Canadian adult-use recreational cannabis market8 and the Company believes that these categories will continue to dominate based on the sales history in mature legal markets in certain U.S. states as well as regulatory restrictions on other form factors (e.g. the 10 mg per package THC limit in the edibles category). While the Company expects consumer preferences will slowly evolve away from THC and price being the key purchase drivers, today they appear to be the most important attributes to consumers for flower products. Over time, genetic diversity and other quality related attributes such as terpene profile, bud density, and aroma, are expected to become increasingly important. While the Company’s efforts are focused on delivering on consumer expectations today, it is concurrently planning for the eventual evolution towards a more nuanced approach to cannabis appreciation through its ongoing work in genetic breeding and pheno-hunting with the goal of offering a unique and relevant assortment to consumers. Additionally, the strategic acquisition of Laurentian in December 2021 allows the Company the opportunity to participate in the growing craft cannabis segment, through its craft facility located in the province of Quebec.

The Company's portfolio of brands continues to show strong momentum within the flower segment in Canada and as of September 2022 maintains its #1 share in the flower category6. The SHRED varieties Funk Master, Tropic Thunder and Gnarberry were the three top selling flower SKUs in Canada9, and Big Bag O' Buds continues to see month over month market share momentum in the large format category. The growth and significant contribution of these dried flower value segment brands, however, has contributed to overall margin pressure for Organigram and many of its peers over the last number of
8 Hifyre data extract from October 18, 2022
9 Source: Data extracted from Hifyre, October 18, 2022
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021    11

quarters. To counteract this phenomenon, Organigram is dedicated to revitalizing its Edison brand and product portfolio, by launching new dried flower offerings with unique genetics and higher potency THC. The completion of these initiatives is expected to increase Edison sales, that have a higher ASP than value brands and therefore attract higher margins. Aligned with this strategy, in Fiscal 2022, the Company launched four new strains to the Edison product line. To address the growing demand for strain differentiation in the value segment, in Fiscal 2022 the Company expanded the strains available in its Big Bag O' Buds line and established a unique high quality, strain specific offering.

CANNABIS DERIVATIVES
While dried flower and pre-rolls are currently the largest categories in Canada, derivative cannabis products, including vapes, concentrates and edibles, are projected to continue to increase in market share over the next several years at the expense of flower.

Organigram is committed to these growing categories. The strategic acquisition of EIC in April 2021 provides the Company with the opportunity to produce high quality, edible products such as soft chews (gummies) and lozenges, at scale, positioning the Company to effectively compete in this segment. The acquisition of the Lac-Supérieur Facility in December 2021 also provides the Company with the ability to produce high-quality products in the growing hash segment. Since the acquisition, the Company has leveraged its industry-leading national distribution and field sales network to accelerate the distribution and sale of Tremblant Cannabis, its flagship hash brand, to all provinces in Canada.

Overall, Organigram holds the number #3 position in the gummy category10.
SHRED'ems, the Company's cannabis-infused gummies, an extension of the popular, value-priced SHRED brand, were introduced in Q4 Fiscal 2021 and quickly gained momentum within the gummy segment. In Q3 Fiscal 2022, two new sour flavours were added to the product line, as well as SHRED'ems POP! – gummies formulated in three soft drink flavours: Cola, Root Beer and Cream Soda. In Q4 Fiscal 2022, SHRED'ems held the #3 market share position for net sales and #2 position by volume8.

In Q1 of Fiscal 2022, the Company launched Monjour, a CBD-focused wellness brand with four SKUs. The large format and assorted flavours proved to be disruptive to the sector and, as of September 2022, Monjour's products were in the top five of gummies sold in Canada and the leading CBD-infused gummy1. The Monjour product line was further expanded in May 2022 with the introduction of CBN Bedtime Blueberry Lemon gummies, which combine the cannabinoid CBN with CBD and THC.

Edison JOLTS, high potency THC lozenges that were developed using proprietary IP, combine the benefits of sublingual oil with the convenience and portability of soft gels. JOLTS held the #2 position in net sales in the capsules and mints category in Q4 Fiscal 20228.

In Fiscal 2022, Organigram renewed its focus on building share within the vape category through unique formulations, premium hardware, and high-quality inputs. The Company launched new vape SKUs under the SHRED X brand in the popular 510 cartridge format and formulated in the flavour profiles of the SHRED milled flower products. The Company's vape strategy has had strong success in the market and since January 2022 has moved from the #22 position to #12 in market share in the vape category8.

RESEARCH AND PRODUCT DEVELOPMENT
The Company’s management believes the cannabis industry is still in the nascent stages of product development and that product innovation backed by core fundamental research and development is necessary to establish a long-term competitive advantage in the industry. Research and development and innovation remain a hallmark of Organigram. The Company has made several investments in Fiscal 2021 and Fiscal 2022 that we anticipate will continue in Fiscal 2023 and strengthen the Company's focus in this area. These efforts are expected to allow Organigram to continue to position itself to be at the forefront of launching new, innovative, differentiated products and formulations that appeal to adult consumers.

BAT Product Development Collaboration and Centre of Excellence
In early Q4 Fiscal 2021, the Company announced the successful launch of the CoE outlined in the PDC Agreement with BAT which was established to focus on research and product development activities for the next generation of cannabis products, as well as cannabinoid fundamental science, with an initial focus on CBD. The CoE is located at the Moncton Campus, which holds the Health Canada licenses required to conduct research and development activities with cannabis products.

Under the PDC agreement, both Organigram and BAT have access to certain of each other’s IP and have the right to independently and globally commercialize the products, technologies, and IP created. Costs relating to the CoE are being
10 Source: Data extracted from Hifyre, October 18, 2022
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021    12

funded equally by Organigram and BAT. Approximately $31 million of BAT’s investment in Organigram has been reserved for Organigram’s portion of its funding obligations.

As of Q4 Fiscal 2022, the Organigram and BAT CoE have completed all key spaces including the R&D Laboratories, enhanced Analytics, Quality Assurance and Control laboratory, GPP production space, Sensory Testing Laboratory and state-of-the-art Biolab for advanced plant science research. The CoE has undertaken initial stage development and safety studies on first generation edibles and novel beverages as part of its work. The CoE has also created and assessed numerous delivery systems and created over 60 unique formulations to develop differentiated products in the future.

Plant Science, Breeding and Genomics Research and Development in Moncton
Organigram’s cultivation program; a key strategic advantage for the Company has continued its expansion with the addition of a dedicated cultivation R&D space. The new space has accelerated rapid assessment and screening, delivering 20 to 30 unique cultivars every two months while freeing up rooms for commercial grow. The Plant Science team continues to move the garden towards unique, high terpene and high THC, in-house grown cultivars, while also leveraging the newly commissioned Biolab for ongoing plant science innovation focusing on quality, potency and disease-resistance marker discovery to enrich the future flower pipeline.

OUTLOOK
The Company's outlook remains positive on the cannabis market both in Canada and internationally. Canada-wide recreational retail sales are expected to total $5.3 billion in calendar 2026.11

The Company believes there are a few factors creating tailwinds to facilitate further industry growth. First, the legalization in October of 2019 of cannabis derivative products has attracted consumers who were not interested in smoking or vaporizing dried flower (including pre-rolls). Newer categories such as vape pens, edibles (soft chews, chocolates), beverages and other ingestible products have significantly expanded the addressable market and proliferation of SKUs continues in these categories offering consumers a wider range of product formulations, flavours and price points. Second, the number of brick-and-mortar retail stores has increased significantly, particularly in Ontario where the number of stores approaches 1,700 with the national count now surpassing 3,400 stores. Third, the industry as a whole has made a concerted effort to match or beat illicit market pricing, particularly on dried flower, which has helped to accelerate the conversion of consumers from illicit to legal consumption.

Notwithstanding the above, the cannabis industry in Canada remains highly competitive and has been oversupplied versus the current market demand considering both regulated Licensed Producers and the still largely unfettered operations of the illicit market including many online delivery platforms. Since adult-use recreational cannabis legalization in Canada, consumer trends and preferences have continued to evolve, including significant growth in the large format value segment, a desire for higher THC potency particularly in dried flower, as well as a penchant for newness, including new genetic strains and novel products. Organigram continues to revitalize its product portfolio to address these changing consumer trends and preferences in order to grow sales and capture market share. The Company has also seen supply and demand dynamics brought into a more equilibrated state as many LPs have shuttered surplus cultivation capacity including as a direct result of M&A and liquidation activities.

Against this backdrop of strong industry growth, increased demand for the Company's products is evidenced by Organigram's national adult-use recreational cannabis retail market share ("market share") in Canada. The Company's market share was 8.2% in September, 2022. As of the date of this MD&A, Organigram is ranked as the #2 Licensed Producer in Canada by market share9. Organigram also has leading market share with a #1 position in Ontario in shipped sales with a 8.8% share and in the Maritimes with a 14% share12. In Quebec, the Company held the #3 position in terms of shipped sales13 and as of September 2022, increased the number of SKUs in market from 21 to 35. Management believes that the Company is better equipped to fulfill demand in Fiscal 2023 with larger harvests, driven by stronger yields and harvests from the Moncton Phase 4C expansion coming online, compared to Fiscal 2022. In addition to the domestic sales growth, during Fiscal 2022, Organigram completed three shipments to Canndoc in Israel, two shipments to Medcan and two shipments to Cannatrek in Australia. With a full year of revenues from the Company's Lac-Supérieur Facility, management expects that the Company will generate higher revenue in Fiscal 2023 as compared to Fiscal 2022.
The Company intends to continue to leverage its Moncton Campus which it believes can provide a sustainable competitive advantage over its peers as a result of having over 131 three-tiered cultivation rooms each with the ability to deliver bespoke growing environmental conditions (lighting, humidity, fertigation, plant density) tailored individually to a wide variety of genetics (113 of these rooms are used for the flowering period). With an improved genetics portfolio, (including contributions from the dedicated cultivation R&D space at the newly commissioned BioLab) and a higher average THC being grown than
11 BDSA Canada Market Forecast, September 2022
12 OCS wholesale shipped data FY22; Maritime Provincial Boards data: CNB, NSLC, PEILCC
13 Weedcrawler, Fiscal Year 2022
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021    13

the previous year, the Company believes it is well positioned to take advantage of the dried flower and pre-roll categories which collectively represents approximately 70%14 of the Canadian legal market.

Opportunities to scale up new genetics require a patient and deliberate process where cultivation protocols are trialed for each strain and adjusted through multiple growth cycles before full roll-out to multiple rooms in the facility. The Company has launched several new genetics under the Edison brand. Organigram’s commitment to invest in new genetics continues and the Company expects to launch more new high THC and high terpene genetics in the near term.

In addition to traditional dried flower and pre-roll offerings, Organigram expects to be in a position to generate more revenue growth from the production of soft chews and other confectionary products with the specialized equipment in the Winnipeg Facility. The Company completed its first sales of Winnipeg Facility manufactured soft chews during Q4 Fiscal 2021, and launched several line extensions during Fiscal 2022. In Fiscal 2023, management expects continued meaningful growth in this product category.

The Lac-Supérieur Facility was acquired in December 2021 and adds hash and artisanal craft cannabis to the Company's offering. The application of the Company's direct sales force and national distribution, has been successful at achieving national distribution for the facility's hash products and is expected to generate additional revenues for these operations in Fiscal 2023.

Unabsorbed overhead costs were $nil in Q2, Q3 and Q4 of Fiscal 2022, a significant reduction from $1,400 in Q4 Fiscal 2021 (entire Fiscal 2021 was $8,063). The prior periods had significant unabsorbed overhead costs as a consequence of the unused or idled grow rooms. With the Company's cultivation operating at capacity there was no current period charge for idled or unused rooms and for costs related to underutilization of certain derivative products manufacturing equipment. The Company does not expect to incur expenses for unabsorbed overheads for Fiscal 2023.

The Company expects to begin to see a sequential improvement in adjusted gross margins15 in Q1 Fiscal 2023 largely due to lower cultivation costs from higher plant yields, and realize the benefit of several ongoing cost efficiency improvements. In Q4 Fiscal 2022, the Company also began to realize lower production costs from the larger scale achieved with the Phase 4C expansion at the Moncton Campus which it expects to continue through Fiscal 2023.

The overall level of Q1 Fiscal 2023 adjusted gross margins versus Q1 Fiscal 2022 adjusted gross margins will also be dependent on other factors including, but not limited to, product category and brand sales mix.

Organigram has identified the following opportunities which it believes have the potential to further improve adjusted gross margins over time:
•Economies of scale and efficiencies gained from the scale-up on cultivation, which now includes harvests from grow rooms now available from the completion of the construction of Phase 4C of the Moncton Campus;
•The Company has implemented changes to its cultivation and harvesting methodologies and design improvements that should enhance the operating conditions of the Moncton Campus and result in higher quality flower and improved yields (which reduces production costs). See “Balance Sheet, Liquidity and Capital Resources” section of this MD&A for more detail;
•International sales have historically attracted higher margins and are expected to represent a greater proportion of the Company’s revenue. See “International” section below;
•Increased sales in the vape category, that generally attract higher margins;
•Continued investment in automation is expected to drive cost efficiencies and reduce dependence on manual labour;
•The recent launches of new products such as Monjour CBN gummies and SHRED X vapes represent new potential avenues of growth with expected attractive long-term margin profiles for the Company;
•The launch of additional products across different derivative categories; and
•The margin contribution from the addition of the Lac-Supérieur Facility portfolio of products.

In Fiscal 2022, research and development activities have been shown separately from general and administrative expenses in the Financial Statements, but are still being grouped with operating expenses.

Outside of Canada, the Company serves international markets (including Israel and Australia) from Canada via export permits and is looking to augment sales channels internationally over time in other markets. The Company continues to monitor regulatory developments in other jurisdictions. In early Q1 Fiscal 2021, the Israeli Ministry of Health amended its quality standards for imported medical cannabis. In June 2021, the Company received its Good Agricultural Practice certification from Control Union Certifications under the Control Union Medical Cannabis Standard (“CUMCS”) in order to permit it to continue its shipments to Israel under the amended Israeli quality standards. The Company has sought and during May 2022
14 Source: Hifyre data extract from October 18, 2022
15 Adjusted gross margin is a non-IFRS financial measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures".
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021    14

received an updated certification for IMC-GAP by CUMCS to demonstrate it continues to meet the evolving Israeli quality standards. This certification is subject to ongoing audit requirements.

Shipments to Canndoc resumed during Fiscal 2022 and on November 17, 2022, the Company entered into a multi-year agreement with Canndoc that contemplates shipping up to 20,000 kilograms of dried flower. Future shipments to Australia and Israel are contingent upon the timing and receipt of regulatory approval from Health Canada, including obtaining an export permit, as well as timing and receipt of regulatory approval from the purchaser's regulatory authority, including obtaining an import permit.

Recent political changes and cannabis election ballot initiatives for both medical and recreational use in the United States suggest that the potential movements to U.S. federal legalization of cannabis (THC) remain difficult to predict. The Company continues to monitor and develop a potential U.S. entry strategy that could include THC, CBD and other minor cannabinoids. The Company continues to monitor recreational legalization opportunities in European jurisdictions with a particular focus on German opportunities based on the size of the addressable market and recent regulatory changes.

With the significant capital injection from BAT and the PDC Agreement, the Company is well positioned to expand into the U.S. and further international markets at the appropriate time and subject to applicable laws. Under the PDC Agreement, the Company is granted a worldwide, royalty-free, sub-licensable, perpetual license to exploit IP developed under the PDC Agreement in any field. This license, which is non-exclusive outside of Canada and sole in Canada will also enhance Organigram’s ability to enter markets outside of Canada, including through sublicensing arrangements with established operators.

Without limiting the generality of risk factor disclosures referenced in the “Risk Factors” section of this MD&A, the expectations concerning revenue, adjusted gross margins and SG&A are based on the following general assumptions: consistency of revenue experience with indications of performance to date, consistency of ordering and return patterns or other factors with prior periods and no material change in legal regulation, market factors or general economic conditions. The Company disclaims any obligation to update any of the forward looking information except as required by applicable law. See cautionary statement in the “Introduction” section at the beginning of this MD&A.

MEDICAL MARKET
The cannabis data company BDSA estimates that the Canadian medical market value for calendar 2022 at $320M, a 13% year-over-year decline16. Also, the number of medical patients is projected to further decrease within the year, largely due to migration to the recreational channel. In Fiscal 2022, Organigram shifted its medical strategy from direct shipment to patients to fulfillment through the Medical Cannabis by Shoppers platform offered by Shoppers Drug Mart. The Company has transitioned its patient base to the platform and continues to be committed to patients through its partnership with Shoppers Drug Mart.

STRATEGIC INVESTMENTS AND DEVELOPMENTS
The Company remains committed to the development and acquisition of cannabis or hemp related businesses and production assets in Canada and abroad (subject to compliance with applicable laws), intellectual properties, technologies or other assets that are synergistic to the Company’s Canadian and international strategies.

Hyasynth Strategic Investment
The Company entered into a strategic investment to purchase an aggregate of $10,000 convertible secured debentures (the “Hyasynth Debentures”) of Hyasynth, a biotechnology company based in Montreal and pioneer in the field of cannabinoid science and biosynthesis, in three separate tranches. This provides the Company with a potential ownership interest of up to 49.9% on a fully diluted basis. The Company has appointed two nominee directors to the board of Hyasynth, which currently has seven members.

Hyasynth has patent-pending enzymes, yeast strains and processes that make it possible to produce cannabinoids for a fraction of the cost of traditional plant-based production. In addition to the major cannabinoids such as CBD and THC, Hyasynth is also pursuing the production and scale-up of minor cannabinoids found only in limited quantities in the cannabis plant. While the Company expects that there will always be a need for premium indoor-grown cannabis flowers, working with Hyasynth offers the potential to respond more quickly to market demand for pure and consistent cannabinoid-based ingredients.

16 BDSA Market Forecast, September 2022
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021    15

FINANCIAL RESULTS AND REVIEW OF OPERATIONS
CAUTIONARY NOTE REGARDING NON-IFRS FINANCIAL MEASURES
The Company uses certain non-IFRS performance measures such as adjusted EBITDA and adjusted gross margin in its MD&A or other public documents, which are not measures calculated in accordance with IFRS and have limitations as analytical tools. These performance measures have no prescribed meaning under IFRS and therefore amounts presented may not be comparable to similar data presented by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance such as net income or other data prepared in accordance with IFRS. See the cautionary statement in the “Introduction” section at the beginning of this MD&A, and the following discussion.

FINANCIAL HIGHLIGHTS
Below is the year-over-year analysis of the changes that occurred between the years ended August 31, 2022 and August 31, 2021. Commentary is provided in the pages that follow.

	Fiscal 2022	Fiscal 2021[17]	$ CHANGE	% CHANGE	Fiscal 2020 [12]
Financial Results
Gross revenue	$209,109	$109,859	$99,250	90%	$103,387
Net revenue	$145,809	$79,163	$66,646	84%	$86,795
Cost of sales	$119,037	$103,567	$15,470	15%	$105,004
Gross margin before fair value adjustments	$26,772	$(24,404)	$51,176	210%	$(18,209)
Gross margin % before fair value adjustments	18%	(31)%	49%	158%	(21)%
Realized loss on fair value on inventories sold and other inventory charges	$(35,204)	$(35,721)	$(517)	(1)%	$(38,281)
Unrealized gain on changes in fair value of biological assets	$40,001	$31,726	$8,275	26%
Gross margin	$31,569	$(28,399)	$59,968	211%	$(56,490)
Operating expenses	$74,720	$63,421	$11,299	18%	$89,020
Loss from operations	$(43,151)	$(91,820)	$48,669	53%	$(145,510)
Other (income) expenses	$(28,868)	$38,884	$67,752	174%	$(9,353)
Net loss	$(14,283)	$(130,704)	$116,421	89%	$(136,157)
Net loss per common share, basic	$(0.046)	$(0.510)	$0.464	91%	$(0.789)
Net loss per common share, diluted	$(0.046)	$(0.510)	$0.464	91%	$(0.789)

Net cash used in operating activities	$36,211	$28,589	$7,622	27%	$45,125

Adjusted Gross Margin(1)	$33,390	$3,563	$29,827	837%	$28,904
Adjusted Gross Margin %(1)	23%	5%	18%	360%	33%
Adjusted EBITDA(1)	$3,484	$(27,643)	$31,127	113%	$2,024

Financial Position
Working capital	$166,338	$234,349	$(68,011)	(29)%	$141,123
Inventory and biological assets	$68,282	$48,818	$19,464	40%	$71,759
Total assets	$577,107	$554,017	$23,090	4%	$435,127
Non-current financial liabilities(2)	$2,361	$4,881	$(2,520)	(52)%	$106,289
Note 1:    Non-IFRS measures that have been defined and reconciled within their respective subsections in this section of the MD&A.
Note 2: Non-current financial liabilities excludes non-monetary balances related to contingent share consideration, derivative liabilities and deferred income taxes.

NET REVENUE
Net revenue for the Company is defined as gross revenue, net of customer fees, discounts, rebates, and sales returns and recoveries, less excise taxes. Revenue consists primarily of dried flower and cannabis derivative products sold to the adult-use recreational cannabis, medical cannabis, wholesale, and international cannabis marketplaces.

For the year ended August 31, 2022, the Company recorded an increase of 84% in net revenues to $145,809 from $79,163 for the year ended August 31, 2021. Net revenue increased on a year-over-year basis primarily due to an increase in recreational revenue of $53,436 and international revenue of $14,752, partially offset by a decrease in medical sales.

17 Certain reclassifications have been made to the prior year comparative figures (Fiscal 2020 figures are not reclassified) to enhance comparability with the current period amounts, none of the reclassifications resulted in a change to net loss or shareholders' equity. See Note 29 of the Financial Statements.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021    16

For the year ended August 31, 2022, the net ASP of recreational flower decreased to $1.83 per gram compared to $2.46 per gram for the year ended August 31, 2021, due to a shift towards value-oriented large format products and general price compression.

Sales volumes of all flower in grams increased 112% to 57,003 kg for the year ended August 31, 2022 compared to 26,903 kg in the prior year, primarily due to an increase to sales volume, and new large-format products that have been well-received by the market.

REVENUE COMPOSITION
The Company’s revenue composition by product category was as follows for the years ended August 31, 2022 and 2021:

	Fiscal 2022	Fiscal 2021
International Flower and Oil	$15,138	$386
Medical, net of excise duty	7,309	8,672
Recreational Oil, net of excise duty	71	348
Recreational Flower, net of excise duty	92,612	62,093
Recreational Vapes, net of excise duty	5,573	3,806
Recreational Hash, net of excise duty	6,297	—
Recreational Infused Pre-rolls, net of excise duty	117	—
Recreational Edibles, net of excise duty	12,269	1,485
Recreational Ingestible Extracts, net of excise duty	5,010	313
Recreational Powder, net of excise duty	—	469
Wholesale and Other	1,413	1,591
Total Net Revenue	$145,809	$79,163

COST OF SALES AND GROSS MARGIN
The gross margin for the year ended August 31, 2022 was $31,569, compared to $(28,399) for the prior year. The changes and significant items impacting the year ended August 31, 2022 were primarily as a result of: (i) lower cultivation and post-harvest costs on a per unit basis; (ii) inventory provisions of excess and unsaleable inventories as well as inventory provisions to net realizable value of $4,546 compared to $19,904 in the prior year; (iii) unabsorbed overhead of $709 compared to $8,063 in the prior year as a result of lower production volumes in Fiscal 2021; (iv) a lower ASP from increased competition and the ongoing evolution of the customer and product mix; and (v) provisions to net realizable value relating to the fair value component of inventories (fair value loss of $4,071, compared to $16,232 in the prior year).

Included in gross margin are the changes in the fair value of biological assets related to IFRS standard IAS 41 – Agriculture. The net increase in fair value adjustments on year-over-year basis is due to an increase in harvested and in-progress plants resulting in an increase in fair value on the growth of biological assets of $40,001 compared to $31,726 in the prior year, which was offset by the realization of the fair value increment for inventory sold of $(31,133) (August 31, 2021 – $(19,489)) and adjustments to the net realizable value of inventory of $(4,071) (August 31, 2021 – $(16,232)).

Cost of sales primarily consists of the following:
•Costs of sales of cannabis (dried flower, pre-rolls, and wholesale/international bulk flower), cannabis extracts, vapes, chocolates, and other wholesale formats such as extract) include the direct costs of materials and packaging, labour, including any associated share-based compensation, and depreciation of manufacturing building and equipment. This includes cultivation costs (growing, harvesting, drying, and processing costs), extraction, vape filling, quality assurance and quality control, as well as packaging and labelling;
•Costs related to other products, such as vaporizers and other accessories;
•Shipping expenses to deliver product to the customer;
•The production costs of late-stage biological assets that are disposed of, plants destroyed that do not meet the Company’s quality assurance standards, provisions for excess and unsaleable inventories and provisions related to adjustments to net realizable value that reduce the carrying value of inventory below the original production or purchase cost, and other production overhead; and
•Unabsorbed fixed overhead charges, comprised of depreciation, insurance, and property taxes, resulting from the underutilization of cultivation and production capacity.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021    17

Illustrative Overview of Composition and Flow of Biological Assets, Inventories, and Cost of Sales

Note 1:    The above illustration is for informational purposes only and should not be viewed as an exact representation of the actual flow of inputs and outputs. Certain items referenced above may not have a standard meaning under IFRS and therefore should be considered non-IFRS measures. Readers should refer to the notes of the Financial Statements for the official accounting policies.
Note 2:    The majority of stock options and depreciation expense related to the manufacturing and operations departments are capitalized as part of cultivation and inventory production costs; however, a certain amount of these expenses that relate to overhead departments and underutilization of the Moncton Campus are expensed directly to cost of sales.
Note 3:    Fair value adjustments are made to the cost basis of biological assets which collectively become the cost basis of inventories. Inventories are then carried at the lower of cost and net realizable value. When sold a portion of inventory is charged to cost of sales (actual costs) with the remainder (fair value adjustments) to “Realized loss on fair value on inventories sold and other inventory charges” on the consolidated statements of operations and comprehensive loss.
Note 4:    Excise taxes are excluded from this diagram and are reflected as a netting adjustment against gross revenue to arrive at net revenue for presentation purposes in the consolidated statements of operations and comprehensive loss.

ADJUSTED GROSS MARGIN

Adjusted gross margin is a non-IFRS measure that the Company defines as net revenue less: (i) unrealized gain (loss) on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions and impairment of inventories and biological assets; (iv) provisions to net realizable value; (v) COVID-19 related charges; and (vi) unabsorbed overhead relating to underutilization of the production facility grow rooms and manufacturing equipment, most of which is related to non-cash depreciation expense. Management believes that these measures provide useful information to assess the profitability of our operations as it represents the normalized gross margin generated from operations and excludes the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS . See the cautionary statement regarding non-IFRS financial measures in the “Introduction” section at the beginning of this MD&A and the reconciliation to IFRS measures in the “Financial Results and Review of Operations” section of this MD&A. The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value adjustments.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021    18

	Q1-F21	Q2-F21	Q3-F21	Q4-F21	Q1-F22	Q2-F22	Q3-F22	Q4-F22	Fiscal 2022
Net revenue	$19,331	$14,643	$20,324	$24,865	$30,378	$31,836	$38,115	$45,480	$145,809
Cost of sales before adjustments	17,383	15,323	21,046	21,848	24,903	23,581	28,817	35,118	112,419
Adjusted Gross margin	1,948	(680)	(722)	3,017	5,475	8,255	9,298	10,362	33,390
Adjusted Gross margin %	10%	(5)%	(4)%	12%	18%	26%	24%	23%	23%
Less:
Provisions (recoveries) and impairment of inventories and biological assets	3,051	10,050	(59)	1,997	1,845	686	(83)	1,600	4,048
Provisions to net realizable value	75	3,499	669	622	467	25	6	—	498
Realized fair value on inventories sold from acquisitions	—	—	—	—	—	663	700	—	1,363
COVID-19 related charges	—	—	—	—	—	—	—	—	—
Unabsorbed overhead	2,664	2,274	1,725	1,400	709	—	—	—	709
Gross margin before fair value adjustments	$(3,842)	$(16,503)	$(3,057)	$(1,002)	$2,454	$6,881	$8,675	$8,762	$26,772
Gross margin % (before fair value adjustments)	(20)%	(113)%	(15)%	(4)%	8%	22%	23%	19%	18%
Add/(Deduct): Realized loss on fair value on inventories sold and other inventory charges	$(12,718)	$(7,208)	$(8,509)	$(7,286)	$(12,313)	$(5,314)	$(7,386)	$(10,191)	$(35,204)
Unrealized gain (loss) on changes in fair value of biological assets	$(114)	$6,516	$13,685	$11,639	$10,469	$7,502	$6,353	$15,677	$40,001
Gross margin(1)	$(16,674)	$(17,195)	$2,119	$3,351	$610	$9,069	$7,642	$14,248	$31,569
Gross margin %(1)	(86)%	(117)%	10%	13%	2%	28%	20%	31%	22%

Note 1:    Gross margin reflects the IFRS measure per the Company’s Financial Statements.

Compared to Fiscal 2021, the increase in gross margin before fair value changes to biological assets and inventories in Fiscal 2022 is due to the combination of higher net revenue, lower cultivation and post-harvest costs, lower inventory provisions, and lower unabsorbed overhead.

OPERATING EXPENSES

	Fiscal 2022	Fiscal 2021	CHANGE	% CHANGE

General and administrative	$42,908	$29,920	$12,988	43%
Sales and marketing	16,860	15,807	1,053	7%
Research and development	5,962	3,645	2,317	64%
Share-based compensation	4,745	3,215	1,530	48%
Impairment of property, plant and equipment	4,245	9,133	(4,888)	(54)%
Impairment of intangible assets	—	1,701	(1,701)	(100)%
Total operating expenses	$74,720	$63,421	$11,299	18%

GENERAL AND ADMINISTRATIVE
For the year ended August 31, 2022, the Company incurred general and administrative expenses of $42,908 compared to $29,920 for the prior year comparative period. The increase year-over-year mainly relates to higher employee costs due to more general and administrative full-time employees driven by the acquisitions of EIC and Laurentian, higher depreciation and amortization related to the two acquisitions, general wage increases, and higher technology costs which includes $3,203 (August 31, 2021: $Nil) in ERP installation costs.

SALES AND MARKETING
For the year ended August 31, 2022, the Company incurred sales and marketing expenses of $16,860 or 12% of net revenues as compared to $15,807 or 20% of net revenues for the prior year.

RESEARCH AND DEVELOPMENT
Research and development costs of $5,962 increased from the prior year cost of $3,645, as the Company ramps up activity under the PDC Agreement and other internal product innovation projects.

SHARE-BASED COMPENSATION
For the year ended August 31, 2022, the Company recognized $4,745, in share-based compensation in relation to selling, marketing, general and administrative, and research and development employees compared to $3,215 for the prior year due to a greater number of equity awards issued during Fiscal 2022 as compared to Fiscal 2021.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021    19

Total share-based compensation charges, including those related to production employees that are charged to biological assets and inventory and amounts amortized for the year ended August 31, 2022, were $5,127 compared to $3,896 for the comparable period, the changes being consistent with those noted above.

For the year ended August 31, 2022, 5,477,000 options were granted, valued at $6,029, compared to 1,255,000 options granted in the prior year, valued at $2,169. Included in the year ended August 31, 2022 were 3,287,000 options granted to key management personnel compared to 830,000 options granted for the year ended August 31, 2021.

During the year ended August 31, 2022, 1,444,678 restricted share units (“RSUs”) were granted to employees (August 31, 2021 – 416,063), of which 380,372 RSUs were issued to key management personnel, which includes members of the Board of Directors, compared to 359,538 issued for the year ended August 31, 2021.

During the year ended August 31, 2022, 188,273 performance share units (“PSUs”) were granted to employees (August 31, 2021 – 440,477), of which 158,967 PSUs were issued to key management personnel compared to 270,877 issued for the prior year.

Share-based compensation represents a non-cash expense and was valued using the Black-Scholes valuation model for stock options and using the fair value of the shares on the date of the grant for RSUs. The fair value of PSUs was based on the Company’s share price at the grant date, adjusted for an estimate of likelihood of achievement of the defined performance criteria.

IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT
Impairment on property, plant, equipment decreased from the prior year amount of $9,133 to $4,245. During Q4 Fiscal 2021, due to decline in utilization of the equipment and declining revenues, management reassessed the useful life of the chocolate manufacturing equipment, and as a result recognized accelerated depreciation of $9,133. During year ended August 31, 2022, the Company made the strategic decision to cease manufacturing chocolate at its Moncton Campus. As a result, the asset is measured at the lower of its carrying amount and fair value less costs to sell and the Company recognized an impairment loss of $3,978 in relation to this asset.

OTHER (INCOME) EXPENSES

	Fiscal 2022	Fiscal 2021	CHANGE	% CHANGE

Financing costs	$429	$2,960	$(2,531)	(86)%
Investment income	(1,487)	(854)	633	74%
Insurance recoveries	(181)	—	181	100%
Government subsidies	(154)	(8,147)	(7,993)	(98)%
Share of loss from investments in associates	1,364	1,118	246	22%
Impairment of loan receivable and investments in associates	250	5,245	(4,995)	(95)%
Loss on disposal of property, plant and equipment	6,580	2,426	4,154	171%
Change in fair value of contingent consideration	(2,621)	3,558	6,179	174%
Share issue costs allocated to derivative liabilities	—	803	(803)	(100)%
Change in fair value of derivative liabilities	(32,650)	29,025	61,675	212%
Legal provision (recovery)	(310)	2,750	3,060	111%
Total other (income)/expenses	$(28,780)	$38,884	$(67,664)	(174)%

FINANCING COSTS AND INVESTMENT INCOME
Financing costs are comprised of cash interest expense, the amortization of related transaction costs, and the amortization of discount of long-term debt outstanding during the period. The decrease in financing costs for the year ended August 31, 2022 to $429 from $2,960 in the prior year comparative periods is mainly attributable to the repayment of the term loan balance outstanding during Fiscal 2021.

Investment income of $1,487 was earned for the year ended August 31, 2022, compared to $854 for the year ended August 31, 2021. The change in investment income was due to year-over-year changes in interest income, owing to the increase in cash and short-term investments that are earning interest income.

GOVERNMENT SUBSIDIES
On April 1, 2020, Department of Finance of Canada announced the Canada Emergency Wage Subsidy (“CEWS”), which would subsidize 75% of employee wages, retroactive to March 15, 2020, to Canadian employers whose business had been affected by COVID-19 to enable them to re-hire workers previously laid off as a result of the pandemic, help prevent further job losses, and to better position companies to resume normal operations following the crisis. Additionally, on October 9, 2020, the
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021    20

creation of the Canada Emergency Rent Subsidy ("CERS") program was announced to provide support to qualifying tenants and property owners in the form of rent subsidy that is made available to organizations that continue to endure declining revenues, and the lockdown support, which provides an additional top-up to those entities that must either close or significantly restrict their activities due to a public health order. Under these programs, the Company received subsidies for the year ended August 31, 2022 of $154 compared to $8,147 for the year ended August 31, 2021.

INVESTMENTS IN ASSOCIATES AND CONTINGENT CONSIDERATION
During Q1 Fiscal 2019, the Company made three strategic and international investments as described previously in this MD&A, which are being accounted for as investments in associates in the Company’s financial statements. During the year ended August 31, 2022, the Company’s share of loss from these investments in associates was $1,364, compared to a loss of $1,118 in the prior year comparative period.

In connection with the Company's acquisition of EIC as described in Note 27 of the Financial Statements, the Company has commitments to deliver additional consideration. At August 31, 2022, the Company revalued the remaining contingent liability and recorded a corresponding change in fair value in the consolidated statement of operations and comprehensive loss of $1,462 (August 31, 2021 - $3,789) for the year ended August 31, 2022. At August 31, 2022, the outstanding balance is $7,000, all of which is included in current liabilities.

In connection with the Company's acquisition of Laurentian as described in Note 27 of the Financial Statements, the Company has commitments to deliver additional consideration. At August 31, 2022, the Company revalued the contingent liability to an estimated fair value of $2,913, resulting in a gain in fair value recorded in the consolidated statement of operations and comprehensive loss of $4,083 for the year ended August 31, 2022. At August 31, 2022, all of the balance is included in non-current liabilities.

DERIVATIVE WARRANT LIABILITIES
On November 12, 2020, the Company closed an underwritten public offering of units of the Company (the “Units”) for total gross proceeds of $69,143 (the “Offering”). The Company sold 37,375,000 Units at a price of $1.85 per Unit, including 4,875,000 Units sold pursuant to the full exercise of the over-allotment option granted to the underwriters. The offering was underwritten by a syndicate of underwriters led by Canaccord Genuity Corp. Each Unit consisted of one Common Share of the Company and one half of one Common Share purchase warrant of the Company (each full common share purchase warrant, a “Warrant”), therefore resulting in 18,687,500 Warrants being issued. Each Warrant is exercisable to acquire one Common Share of the Company (a “Warrant Share”) for a period of three years following the closing date of the Offering (i.e. until November 12, 2023) at an exercise price of $2.50 per Warrant Share, subject to adjustment in certain events. The holders of the Warrants issued pursuant to the Offering may elect, if the Company does not have an effective registration statement under the U.S. Securities Act, or the prospectus contained therein is not available for the offer and sale of the Common Shares to the Warrant holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive Common Shares equal to the fair value of the gain implied by the Warrants at the time of exercise. The fair value is determined by multiplying the number of Warrants to be exercised by the weighted average market price less the exercise price with the difference being divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.

In accordance with IAS 32 Financial Instruments: Presentation, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the consolidated statement of operations and comprehensive loss at each reporting period. The derivative warrant liabilities are expected to ultimately be converted into the Company’s equity (Common Shares) when the Warrants are exercised or will be extinguished on the expiry of the outstanding Warrants and will not result in the outlay of any cash by the Company.

At initial recognition on November 12, 2020, the Company recorded derivative liabilities of $12,894 based on the estimated fair value of the Warrants at this date using the Black-Scholes option pricing model. Share issuance costs of $803 were recognized and allocated to derivative liabilities, such amount represents on a pro-rata allocation of total issuance costs attributable to the Units sold in the Offering based on the relative fair value of the underlying Common Shares and Warrants.

There were no exercises of Warrants during the year ended August 31, 2022 (August 31, 2021 - 1,743,850 warrants). As at August 31, 2022, the Company revalued the remaining derivative warrant liabilities at an estimated fair value of $4,138 (August 31, 2021 – $35,019) using the Black-Scholes option pricing model. The Company recorded a decrease in the estimated fair value of the derivative warrant liabilities for the year ended August 31, 2022 of $30,881 (August 31, 2021 - an increase of $29,257).

DERIVATIVE TOP-UP RIGHTS LIABILITIES
On March 10, 2021, through the strategic investment from BAT, the Company issued 58,336,392 Common Shares, resulting in BAT's beneficial ownership in the Company at approximately 19.9%, as described in Note 13 of the Financial Statements.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021    21

Pursuant to the investor rights agreement (the "IRA") between the Company and BAT, the Company granted BAT certain rights, including pre-emptive rights, to participate in distributions of Common Shares to maintain its proportionate ownership in certain circumstances, as well as other rights ("Top-up Rights") to subscribe for additional Common Shares in specified circumstances where the pre-emptive rights are not applicable (referred to in the IRA as "Exempt Distributions") and in specified circumstances where pre-emptive rights were not exercised (referred to in the IRA as “bought deal Distributions”).

The price per Common Share to be paid by BAT pursuant to the exercise of its Top-Up Rights will equal the price paid by other participants in the Exempt Distribution or bought deal Distribution, subject to certain restrictions (including, if such price is not permitted pursuant to stock exchange requirements, at the lowest price permitted thereunder).

The Company has classified the Top-up Rights as a derivative liability and pursuant to the exercise of stock options, restricted share units, performance share units and warrants that were outstanding at initial recognition on March 10, 2021 (the date of the IRA), the Company recorded a derivative liability of $2,740 based on the estimated fair value of the Top-up Rights at this date using a Monte Carlo pricing model.

During the year ended August 31, 2022, 2,659,716 Top-up Rights were exercised (August 31, 2021 - nil), for gross proceeds of $6,348 (August 31, 2021 - $nil). The Top-up Rights are fair valued using the Monte Carlo Pricing model.

As at August 31, 2022, the Company revalued the Top-up Rights at an estimated fair value of $735 (August 31, 2021 – $2,508). The Company recorded a decrease in the estimated fair value change of the Top-up Rights for the year ended August 31, 2022 of $1,769 (August 31, 2021 - $232).

OTHER
During the year ended August 31, 2022, the Company recorded a loss on disposal of property, plant and equipment of $6,580 (August 31, 2021 - $2,426). During Fiscal 2022, the Company completed a number of upgrades to its growing rooms, including the installation of LED light fixtures, which are expected to further improve the operating conditions of the Moncton Campus resulting in higher quality flower and a reduction to production costs. As a result of this work, certain assets that had not yet been fully depreciated were replaced, resulting in a loss on disposal of property, plant and equipment during the year.

During the year ended August 31, 2022, the Company recorded an impairment charge on its loan receivable with 1812 Hemp of $250 (August 31, 2021 - $1,979). This adjustment was made during Q1 Fiscal 2022 as management reassessed the liquidation value of 1812 Hemp’s assets over which the Company has security.

During the year ended August 31, 2022, the Company recorded a legal provisions recovery relating to claims and other contingencies in the amount of $310 compared to expense of $2,750 for the prior year.

NET LOSS
Net loss for the year ended August 31, 2022 was $(14,283) or $(0.046) per Common Share (basic and diluted), compared to $(130,704) or $(0.510) per Common Share (basic and diluted) for the prior year comparative period. The year-over-year decrease is related to the same factors noted above.

SUMMARY OF QUARTERLY RESULTS

	Q1-F21	Q2-F21	Q3-F21	Q4-F21	Q1-F22	Q2-F22	Q3-F22	Q4-F22
Financial Results
Adult-use recreational cannabis revenue (net of excise)	$16,788	$11,988	$16,839	$22,898	$25,020	$24,887	$34,521	$37,521
Medical revenue (net of excise)	$2,251	$2,438	$2,015	$1,968	$1,908	$1,920	$1,793	$1,688
International, wholesale and other revenue	$292	$217	$1,470	$(1)	$3,450	$5,029	$1,801	$6,271
Net revenue	$19,331	$14,643	$20,324	$24,865	$30,378	$31,836	$38,115	$45,480
Net loss	$(34,336)	$(66,389)	$(4,008)	$(25,971)	$(1,305)	$(4,047)	$(2,787)	$(6,144)
Net loss per common share, basic	$(0.170)	$(0.285)	$(0.014)	$(0.090)	$(0.004)	$(0.013)	$(0.009)	$(0.020)
Net loss per common share, diluted	$(0.170)	$(0.285)	$(0.014)	$(0.090)	$(0.004)	$(0.013)	$(0.009)	$(0.020)
Operational Results
Dried flower yield per plant (grams)	86	115	117	127	129	122	132	141
Harvest (kg) - dried flower	3,901	4,467	8,379	12,085	11,603	10,037	13,141	16,101
Employee headcount (#)	516	619	647	727	738	841	865	887

The net loss decreased during Fiscal 2022, as compared to Fiscal 2021, due to steady growth in net revenues, lower cost of cos of production (on a per unit basis) and lower asset impairment charges.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021    22

Adjusted EBITDA
This is a non-IFRS measure and the Company calculates Adjusted EBITDA as net income (loss) excluding: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, reversal of/or impairment, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss from investments in associates and impairment loss from loan receivables; change in fair value of contingent consideration; change in fair value of derivative liabilities; expenditures incurred in connection with research and development activities (net of depreciation); unrealized (gain) loss on changes in fair value of biological assets; realized loss on fair value on inventories sold and other inventory charges; provisions and impairment of inventories and biological assets; provisions to net realizable value of inventories; COVID-19 related charges; government subsidies; legal provisions; incremental fair value component of inventories sold from acquisitions; ERP implementation costs; transaction costs; and share issuance costs. Management believes that adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derives expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results. The most directly comparable measure to Adjusted EBITDA calculated in accordance with IFRS is net income (loss).

Management changed the calculation of Adjusted EBITDA during Q4 Fiscal 2020 and has conformed prior quarters accordingly to include an add-back for provisions and impairment of inventories and biological assets and provisions to net realizable value. During Q4 Fiscal 2021, management further amended the calculation of adjusted EBITDA and has conformed prior quarters accordingly to include an add-back for the Company's research and development expenditures, including its share of the expense from the CoE. During Fiscal 2022, management changed the calculation of Adjusted EBITDA to include ERP implementation costs, transaction costs and the fair value component of inventories sold from acquisitions.

During Q4 Fiscal 2021, the Company had decreased its cost of production and with increased revenues this reduced the quarter's Adjusted EBITDA loss to $4.8 million, a 48% decrease from Q3 2021 loss of $9.2 million.

During Q1 Fiscal 2022, with further reductions to the cost of production combined with 22% increase to net revenues, the adjusted EBITDA loss was reduced to $1.9 million. The Q2 Fiscal 2022 adjusted EBITDA was a positive $1.6 million which was a $3.4 million increase from the most recent quarter and was as a result of increased revenues and margins. The Q3 Fiscal 2022 adjusted EBITDA was $1.0 million less than the Q2 Fiscal 2022 as a result of the impact from a delayed international shipment. In Q4 Fiscal 2022, the Company achieved Adjusted EBITDA of $3.2 million due to completion of the international shipment scheduled for Q3 and record-high recreational revenues during the quarter. Adjusted EBITDA in Fiscal Q4 2022 was the highest that the Company has reported in the preceding 8 quarters.

The Company expects to continue to achieve positive Adjusted EBITDA in Fiscal 2023.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021    23

Adjusted EBITDA (Non-IFRS Measure)
Adjusted EBITDA Reconciliation	Q1-F21	Q2-F21	Q3-F21	Q4-F21	Q1-F22	Q2-F22	Q3-F22	Q4-F22	Fiscal 2022
Net loss as reported	$(34,336)	$(66,389)	$(4,008)	$(25,971)	$(1,305)	$(4,047)	$(2,787)	$(6,144)	$(14,283)
Add/(Deduct):
Financing costs, net of investment income	1,472	669	251	(286)	(243)	(217)	(234)	(364)	(1,058)
Income tax expense (recovery)	—	—	—	—	—	(97)	308	(299)	(88)
Depreciation, amortization, and (gain) loss on disposal of property, plant and equipment (per statement of cash flows)	5,262	5,222	5,626	17,349	6,378	11,024	6,515	7,570	31,487
Impairment of intangible assets	—	—	—	1,701	—	—	—	—	—
Impairment of property, plant and equipment	—	—	—	—	—	2,000	—	2,245	4,245
Share of loss and impairment loss from loan receivable and investments in associates	242	844	1,115	4,162	394	499	193	528	1,614
Unrealized loss (gain) on changes in fair value of contingent consideration	36	154	(24)	3,392	(182)	666	(3,422)	317	(2,621)
Realized loss on fair value on inventories sold and other inventory charges	12,718	7,208	8,509	7,286	12,313	5,314	7,386	10,191	35,204
Unrealized (gain) loss on changes in fair value of biological assets	114	(6,516)	(13,685)	(11,639)	(10,469)	(7,502)	(6,353)	(15,677)	(40,001)
Share-based compensation (per statement of cash flows)	606	1,167	973	1,150	680	877	761	2,809	5,127
COVID-19 related charges, net of government subsidies and insurance recoveries	(1,832)	(2,709)	(2,714)	(892)	—	—	(335)	—	(335)
Legal provisions (recovery)	730	500	470	1,050	—	—	(310)	—	(310)
Share issuance costs and change in fair value of derivative liabilities	5,475	37,659	(7,305)	(6,001)	(12,698)	(10,633)	(5,904)	(3,415)	(32,650)
Incremental fair value component on inventories sold from acquisitions	—	—	—	—	—	663	700	—	1,363
ERP implementation costs	—	—	—	—	—	—	1,410	1,793	3,203
Transaction costs	—	—	—	—	—	1,148	1,424	(188)	2,384
Provisions and impairment of inventories and biological assets and provisions of inventory to net realizable value	3,126	13,549	610	2,619	2,312	711	(77)	1,600	4,546
Adjusted EBITDA as Previously Reported	$(6,387)	$(8,642)	$(10,182)	$(6,080)	$(2,820)	$406	$(725)	$966	$(2,173)
Add/(Deduct): Research and development expenditures, net of depreciation	646	802	938	1,262	933	1,150	1,308	2,266	5,657
Adjusted EBITDA (Revised)	$(5,741)	$(7,840)	$(9,244)	$(4,818)	$(1,887)	$1,556	$583	3,232	3,484
Divided by: net revenue	19,331	14,643	20,324	24,865	30,378	31,836	38,115	45,480	145,809
Adjusted EBITDA Margin % (Revised) (Non-IFRS Measure)	(30)%	(54)%	(45)%	(19)%	(6)%	5%	2%	7%	2%

BALANCE SHEET, LIQUIDITY AND CAPITAL RESOURCES
The following represents selected balance sheet highlights of the Company at the end Fiscal 2022 and Fiscal 2021:

	AUGUST 31, 2022	AUGUST 31, 2021	% CHANGE
Cash & short-term investments	$98,607	$183,555	(46)%
Inventories	$50,314	$36,696	37%
Working capital	$166,338	$234,349	(29)%
Total assets	$577,107	$554,017	4%
Total current and long-term debt	$235	$310	(24)%
Non-current financial liabilities(1)	$2,361	$4,881	(52)%
Total shareholders' equity	$508,058	$479,805	6%
Note 1: Non-current financial liabilities excludes non-monetary balances related to contingent share consideration, derivative liabilities and deferred income taxes.

On August 31, 2022, the Company had a cash and short-term investments balance of $98,607 compared to $183,555 at August 31, 2021. The decrease is primarily a result of cash used in operating activities of $36,211, capital expenditures of $48,748, additional investment in Debentures of Hyasynth $2,624 and the cash paid for the acquisition of Laurentian of $8,439.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021    24

The acquisition of Laurentian increased inventories and receivables during Fiscal 2022 compared to Fiscal 2021.

The Company's decision in Q4 Fiscal 2021 to complete Phase 4C will significantly increased capacity enabling the Company to better meet the increased consumer demand for its products. The work was completed in Q4 Fiscal 2022 and the Company began harvesting from the Phase 4C grow rooms.

For Fiscal 2022 the Company has budgeted $29 million in capital expenditures for the three facilities. This spend would relate to the completion of the expansion at the Laurentian operations and also include automation and enhancements' investments at the Winnipeg edibles and Moncton flower facilities.

Management believes its capital position is healthy and that there is sufficient liquidity available for the near to medium term. In the event that the Company is unable to finance any new expansionary capital expenditures or acquisitions from cash on hand or operating cash flows, it could, if necessary and subject to prevailing market conditions, obtain liquidity through the capital markets as the Common Shares are actively traded on both the NASDAQ and TSX and there is broad analyst coverage amongst sell-side brokerages.

Management expects that the Company will generate positive cash flows from operating activities during Fiscal 2023 and positive free cash flows ("FCF") during calendar 2023.

The following highlights the Company’s cash flows during the three months and year ended August 31, 2022 and August 31, 2021:

	THREE MONTHS ENDED		YEAR ENDED
	AUGUST 31, 2022	AUGUST 31, 2021	AUGUST 31, 2022	AUGUST 31, 2021
Cash provided (used) by:
Operating activities	$(19,695)	$(7,699)	$(36,211)	$(28,589)
Financing activities	(161)	55	5,328	174,463
Investing activities	(38,965)	4,617	44,033	(115,109)
Cash provided (used)	$(58,821)	$(3,027)	$13,150	$30,765
Cash position
Beginning of period	127,336	58,392	55,365	24,600
End of period	$68,515	$55,365	$68,515	$55,365
Short-term investments	30,092	128,190	30,092	128,190
Cash and short-term investments	$98,607	$183,555	$98,607	$183,555

Cash used in operating activities for the three months and year ended August 31, 2022 were $19,695 and $36,211, respectively, which was primarily driven by the investment in working capital assets. This compares to cash used in operating activities $7,699 and $28,589 from the comparable three months and year ended August 31, 2021 periods, respectively. The year over year increase to cash used in operating activities is primarily due to the higher working capital needs resulting from the growth in revenues.

Cash from financing activities for the three months and year ended August 31, 2022 was a use of $161 and a source of $5,328, respectively, with the year's amount driven by the $6,334 in net equity proceeds from the issuance of Common Shares to BAT as they exercised their top-up rights. In comparison, for the three months and year ended August 31, 2021, cash provided by financing activities was $55 and $174,463, respectively, which was primarily driven by equity issuances from two registered at-the-market offering (ATM) facilities in Fiscal 2021, partially offset by payment of long term debt.

Cash (used) provided in investing activities for the three months and year ended August 31, 2022 was $(38,965) and $44,033, respectively, primarily driven by proceeds from net redemption of short term investments of $98,098, offset by the purchases of capital assets for $15,842 and $48,748, respectively, and additional investment in Hyasynth of $14 and $2,624, respectively. This compares to cash provided by investing activities of $4,617 and cash used by investing activities of $115,109 for the three months and year ended August 31, 2021, respectively, which was primarily driven by proceeds from short-term investments of $10,000 for the three month period and net purchases of short-term investments of $69,948 for the full year period, and purchase of property, plant and equipment of $(5,408) and $(11,757), respectively.

OFF BALANCE SHEET ARRANGEMENTS
There were no off-balance sheet arrangements during the three months and year ended August 31, 2022.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021    25

RELATED PARTY TRANSACTIONS

MANAGEMENT AND BOARD COMPENSATION
Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. The transactions are conducted at arm’s length and in the normal course of operations.

For the three months and years ended August 31, 2022 and August 31, 2021, the Company’s expenses included the following management and Board of Directors compensation:

	THREE MONTHS ENDED		YEAR ENDED
	AUGUST 31, 2022	AUGUST 31, 2021	AUGUST 31, 2022	AUGUST 31, 2021
Salaries and consulting fees	$1,067	$452	$3,891	$2,757
Share-based compensation	1,365	895	3,713	2,555
Total key management compensation	$2,432	$1,347	$7,604	$5,312

During the three months and year ended August 31, 2022, 2,787,000 and 3,287,000 stock options (August 31, 2021 – 300,000 and 830,000) were granted to key management personnel with an aggregate fair value of $2,509 and $3,407, respectively (August 31, 2021 – $701 and $1,550). In addition, during the three months and year ended August 31, 2022, nil and 380,372 RSUs, (August 31, 2021 – nil and 359,538), were granted to key management personnel with an aggregate fair value of $nil and $1,022, respectively (August 31, 2021 – $nil and $662). For the three months and year ended August 31, 2022, nil and 158,967 PSUs, (August 31, 2021 – nil and 270,877) were issued to key management personnel with an aggregate fair value of $nil and $167, respectively (August 31, 2021 – $nil and $291).

SIGNIFICANT TRANSACTIONS WITH ASSOCIATES AND JOINT OPERATIONS
The Company has transactions with related parties, as defined in IAS 24 Related Party Disclosures, all of which are undertaken in the normal course of business.

For the three months and year ended August 31, 2022, under the PDC Agreement, BAT incurred $592 and $2,404 (August 31, 2021 - $262 and $262) for direct expenses and the Company incurred $2,288 and $6,818 (August 31, 2021 - $987 and $1,074) of direct expenses and capital expenditures for a total of $2,880 and $9,222 (August 31, 2021 - $1,249 and 1,336) related to the Center of Excellence ("CoE"), respectively. The Company recorded $854 and $2,837 (August 31, 2021 - $452 and $494) of these expenditures in the consolidated statement of operations and comprehensive loss. For the three months and year ended August 31, 2022, the Company recorded $586 and $1,774 (August 31, 2021 - $172 and $174) of capital expenditures in the consolidated statement of financial position.

During the three months and year ended August 31, 2022, BAT exercised nil and 2,659,716 Top-up Rights. At August 31, 2022, there is a balance owing to BAT of $2,444 (August 31, 2021 - $nil).

FAIR VALUE MEASUREMENTS
(i) Financial Instruments
Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy are described as follows:

•Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•Level 3 inputs are unobservable inputs for the asset or liability.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021    26

The fair values of cash, short-term investments and restricted funds approximate their carrying amounts due to their short-term nature. The fair value of long-term debt approximates $235.

The fair value of the EIC contingent share consideration is primarily based on Level 3 unobservable inputs. The determination of the fair value of this liability is primarily driven by the Company’s expectations of EIC achieving its milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration.

At August 31, 2022, the probabilities of EIC achieving the remaining two milestones, as discussed in Note 27 to the Financial Statements, were estimated to be 100%, and 0% respectively. A sensitivity analysis for the probabilities of achieving the milestones was not presented as it was deemed that the impact of reasonable changes in inputs would not be significant.

The fair value of the Laurentian contingent share consideration is primarily based on Level 3 unobservable inputs in a Monte Carlo pricing model. The determination of the fair value of this liability is primarily driven by the Company’s expectations of Laurentian achieving its business objectives. The key assumptions used in the model are the expected future sales volumes and selling prices used in determining Laurentian's future adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") and the weighted average cost of capital ("WACC").

At August 31, 2022, the fair value of the Laurentian contingent share consideration was revalued to $2,913. If the WACC increased by 1%, the estimated fair value of the contingent share consideration and net loss would decrease by $55, or if it is decreased by 1%, the estimated fair value of the contingent share consideration and net loss would increase by $55.

The fair value of derivative warrant liabilities is based on Level 1 and 2 inputs utilized in a Black-Scholes option pricing model to estimate the fair value of such Warrants. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares.

The fair value of the Top-up Rights is based on Level 3 inputs utilized in a Monte Carlo pricing model to estimate the fair value of such Top-up Rights. The key assumptions used in the model are the expected future price of the Company’s Common Shares, the weighted average expected life of the instruments and the expected future volatility of Common Shares.

During the year, there were no transfers of amounts between Levels 1, 2 and 3.

Derivative Warrant Liabilities
At initial recognition on November 12, 2020, the Company recorded derivative liabilities of $12,894 based on the estimated fair value of the Warrants at that date using the Black-Scholes option pricing model. Issue costs were $4,305, of which $803 were allocated to the derivative liabilities based on a pro-rata allocation and expensed in the consolidated statement of operations and comprehensive loss and the balance of $3,502 was allocated to the Common Shares and recorded in share capital.

There were no exercises of Warrants during the year ended August 31, 2022 (August 31, 2021 - 1,743,850 warrants). During the year ended August 31, 2022, the Company revalued the remaining derivative liabilities and recorded a decrease in the estimated fair value of $30,881 (August 31, 2021 - an increase of $29,257).

The Company’s derivative liabilities included the following balances and changes in the carrying value of Warrants as of August 31, 2022:

	NUMBER OF WARRANTS	AMOUNT
Balance - August 31, 2021	16,943,650	$35,019
Revaluation of Warrants	—	(30,881)
Balance - August 31, 2022	16,943,650	4,138

The following inputs were used to estimate the fair value of the Warrants at August 31, 2022 and August 31, 2021:

	AUGUST 31, 2022	AUGUST 31, 2021
Risk free interest rate	3.64%	0.45%
Life of Warrants (years)	1.00	2.20
Market price of Common Shares	1.42	3.38
Expected future volatility of Common Shares	77.30%	100.00%
Fair value per warrant	0.24	2.07
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021    27

As at August 31, 2022, if the implied volatility increased by 10%, then the change in estimated fair value of the Warrants and net loss would increase by $1,042, or if it is decreased by 10%, the change in estimated fair value of the Warrants and net loss would decrease by $1,015.

Top-up Rights
On March 10, 2021, through the strategic investment from BAT, the Company issued 58,336,392 Common Shares, resulting in BAT's beneficial ownership in the Company of approximately 19.9%.

Pursuant to the IRA between the Company and BAT, the Company granted BAT certain Top-up Rights to subscribe for additional Common Shares in specified circumstances where the pre-emptive rights are not applicable (referred to in the IRA as "Exempt Distributions") and in specified circumstances where pre-emptive rights were not exercised (referred to in the IRA as “bought deal Distributions”).

The price per Common Share to be paid by BAT pursuant to the exercise of its Top-up Rights will equal the price paid by other participants in the Exempt Distribution or bought deal Distribution, subject to certain restrictions (including, if such price is not permitted pursuant to Securities Laws, at the lowest price permitted thereunder).

The Company has classified the Top-up Rights as a derivative liability, and pursuant to the exercise of stock options, restricted share units, performance share units and warrants that were outstanding at initial recognition on March 10, 2021 (the date of the IRA), the Company recorded a derivative liability of $2,740 based on the estimated fair value of the Top-up Rights at this date using a Monte Carlo pricing model.

As at August 31, 2022, the Company revalued the Top-up Rights at an estimated fair value of $735 (August 31, 2021 – $2,508). The Company recorded a decrease in the estimated fair value change of the Top-up Rights for the year ended August 31, 2022 of $1,769 (August 31, 2021 - $232).

	NUMBER OF TOP-UP RIGHTS	AMOUNT
Balance - August 31, 2021	6,558,539	$2,508
Granted	3,979,098	—
Exercised	(2,659,716)	(4)
Cancelled / Forfeited	(287,822)	—
Revaluation of Top-up Rights	—	$(1,769)
Balance - August 31, 2022	7,590,099	$735

The following inputs were used to estimate the fair value of the Top-up Rights at August 31, 2022, and August 31, 2021:

	AUGUST 31, 2022
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price(1)	$0.60 - $9.53	$2.50	$—	$—
Risk free interest rate	3.15% - 3.71%	3.75%	3.16%	3.13%
Expected future volatility of Common Shares	70.00% - 95.00%	70.00%	90.00%	85.00%
Expected life(1)	1.34 - 5.12	1.20	4.91	5.47
Forfeiture rate	10%	—%	25%	6%

	AUGUST 31, 2021
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price(1)	$0.59 - $9.64	$2.50	—	—
Risk free interest rate	0.40% - 0.76%	0.46%	0.92%	0.88%
Expected future volatility of Common Shares	90.00% - 110.00%	105.00%	85.00%	90.00%
Expected life(1)	1.85 - 4.16	2.2	5.61	5.18
Forfeiture rate	10%	—%	25%	—%

(1)Exercise price and expected life for stock options were determined using the range of exercise prices disclosed in Note 14(iv) in the Financial Statements

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021    28

(ii) Biological Assets
The Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest. Subsequent expenditures incurred on these finished goods inventories after harvest are capitalized based on IAS 2 Inventories.

The changes in the carrying value of biological assets as at August 31, 2022 are as follows:

	CAPITALIZED COST	BIOLOGICAL ASSET FAIR VALUE ADJUSTMENT	AMOUNT
Balance, August 31, 2021	$5,765	$6,357	$12,122
Acquisition through business combination	37	146	183
Unrealized gain on change in fair value of biological assets	—	40,001	40,001
Production costs capitalized	48,502	—	48,502
Transfer to inventory upon harvest	(45,551)	(37,289)	(82,840)
Carrying amount, August 31, 2022	$8,753	$9,215	$17,968

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, then adjusts that amount for the average selling price per gram, and for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as Level 3 within the fair value hierarchy (see Note 19 of the Financial Statements), are used in determining the fair value of biological assets:

i.average selling price per gram – calculated as the weighted average current selling price of cannabis sold by the Company, adjusted for expectations about future pricing;

ii.expected average yield per plant – represents the number of grams of finished cannabis inventory which is expected to be obtained from each harvested cannabis plant currently under cultivation;

iii.wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;

iv.post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling, and packaging; and

v.stage of completion in the cultivation process – calculated by taking the average number of weeks in production over a total average grow cycle of approximately 14 weeks.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth, based on expected yield of mature plants. As of August 31, 2022, it is expected that the Company’s biological assets will yield 27,405 kg (August 31, 2021 – 11,368 kg) of cannabis when eventually harvested. The Company’s estimates are, by their nature, subject to change, and differences from the expected yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 14-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT INPUTS &	WEIGHTED AVERAGE INPUT					EFFECT ON FAIR VALUE
ASSUMPTIONS	AUGUST 31, 2022		AUGUST 31, 2021		SENSITIVITY	AUGUST 31, 2022	AUGUST 31, 2021
Average selling price per gram	$1.49		$2.54		Increase or decrease by 10% per gram	$1,766	$1,212
Expected average yield per plant	132	grams	129	grams	Increase or decrease by 10 grams	$1,339	$937

The expected average yield per plant at August 31, 2022 primarily reflects the average yield of the flower component of the plant (with the exception being cannabidiol (“CBD”) dominant strains where trim is also harvested for extraction).

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021    29

OUTSTANDING SHARE DATA
(i) Outstanding Shares, Warrants and Options and Other Securities
The following table sets out the number of Common Shares, options, warrants, top-up rights, restricted share units and performance share units outstanding of the Company as at August 31, 2022 and November 28, 2022:

	AUGUST 31, 2022	NOVEMBER 28, 2022
Common shares issued and outstanding	313,815,503	313,856,912
Options	11,050,939	11,997,539
Warrants	16,943,650	16,943,650
Top-up rights	7,590,099	8,392,560
Restricted share units	2,345,777	3,796,681
Performance share units	264,871	1,103,099
Total fully diluted shares	352,010,839	356,090,441

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The preparation of the Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

The following are the estimates and judgments made by management in applying the accounting policies of the Company that have the most significant effect on the Financial Statements:

1.Biological assets and inventories
Determination of the fair value of biological assets requires management to make a number of estimates, including estimating the average selling price per gram and expected average yield per plant. The Company records obsolete and unsaleable inventories at the lower of cost and net realizable value. Adjustments to the carrying value of inventories are based on obsolescence trends, historical experience, forecast demand and average selling price for obsolete and unsaleable inventories. Refer to Notes 6 and 7 to the Financial Statements for further information.

2.Useful lives and impairment of property, plant and equipment and finite-life intangible assets
Amortization of property, plant and equipment and finite life intangibles assets requires estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts, taking into consideration factors such as economic and market conditions and the useful lives of assets.

3.Share-based payments
In determining the fair value of options and related expenses, management estimates the expected life of the option, the expected volatility of the Company’s share price, the risk-free interest rate, and the rate of forfeitures. Refer to Note 14 to the Financial Statements for further information.

4.Adult-use recreational cannabis revenue – provision for returns and price adjustments
Government customers typically have the right to return products, and in some cases, the right to pricing adjustments for products that are subsequently discounted or sold for a lower price in another jurisdiction. The estimation of potential future returns and pricing adjustments includes the use of management estimates and assumptions that may not be certain given the evolving nature of the industry.

5. Impairment of goodwill, long-lived and intangible assets
In determining the recoverable amount of the Company’s CGUs, management has applied significant judgment and has made various estimates with respect to the forecasted cash flows, terminal growth rate and post-tax discount rates used in a discounted cash flow model.

6. Derivative liabilities
Warrants issued pursuant to equity offerings that are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued are considered derivative liabilities and therefore measured at fair value through profit or loss. The Company uses the Black-Scholes option pricing model to estimate the fair value of such warrants at inception, on each exercise, and subsequently at the period end date. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares.
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The potential Common Share issuances in regards to top-up rights are considered derivative liabilities and therefore measured at fair value through profit or loss. The Company uses the Monte Carlo pricing model to estimate the fair value of such top-up rights at inception, on each exercise, and subsequently at year date. The key assumption used in the model is the expected future volatility on the price of the Company's Common Shares.

The impact of changes in these key assumptions is described in Note 13 of the Financial Statements.

7. Business combinations
Management performs a valuation analysis to allocate the purchase price based on the acquisition date fair values of the identifiable assets acquired and liabilities assumed. Determining the fair value of identifiable assets acquired and liabilities assumed on the acquisition date and contingent share consideration requires the use of judgment and estimates. With respect to the acquisitions, the significant assumptions related to estimating the fair value of the acquired research and processing licenses, brands and non-compete agreement, included: the royalty rate, forecasted cash flows, gross margin, and estimating time to market with or without key management. Management also exercises judgment in estimating the probability and timing of when earnout milestones are expected to be achieved, which is used for estimating fair values. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

New Accounting Pronouncements
The following IFRS standards have been recently issued by the IASB with an effective date after August 31, 2022 and have not yet been adopted by the Company. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded:

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current
The amendments to IAS 1 clarify the requirements relating to determining whether a liability should be presented as current or non-current in the statement of financial position. Under the new requirements, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024. The Company is currently evaluating the potential impact of these amendments on the consolidated financial statements.

Amendments to IAS 8: Definition of Accounting Estimate
The amendments introduced a new definition for accounting estimates, clarifying that the estimates are monetary amounts in the financial statements that are subject to measurement uncertainty which is defined as an uncertainty that arises when monetary amounts in financial reports cannot be observed directly and must instead be estimated. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the consolidated financial statements.

Amendments to IAS 1: Disclosure of Accounting Policies
The IASB has issued amendments to IAS 1 and IFRS Practice Statement 2 on the application of materiality to disclosure of accounting policies in deciding which accounting policies to disclose in the financial statements. The key amendments to IAS 1 include requiring companies to disclose their material accounting policies rather than their significant accounting policies; clarifying that accounting policies related to immaterial transactions, other events or conditions are immaterial and need not be disclosed; and clarifying that not all accounting policies that relate to material transactions, other events or conditions are material to a Company’s consolidated financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of this amendment on the Company’s consolidated financial statements.

Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction
The amendments narrowed the scope of certain recognition exemptions so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. A company applies the amendments to transactions that occur on or after the beginning of the earliest comparative period presented. It also, at the beginning of the earliest comparative period presented, recognizes deferred tax for all temporary differences related to leases and decommissioning obligations and recognizes the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date. The amendments will be effective for the annual period beginning on or after January 1, 2023 and the Company has chosen not to early adopt the amendments. The Company is currently evaluating the potential impact of these amendments on the consolidated financial statements.

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract
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The amendments specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2022 and the Company has chosen not to early adopt. The Company is currently evaluating the potential impact of these amendments on the consolidated financial statements.

Amendments to IAS 16: Property Plant and Equipment: Proceeds before intended use
The amendments clarify the accounting for the net proceeds from selling any items produced while bringing an item of property plant and equipment into use. The amendments prohibit a company from deducting from the cost of property plant and equipment proceeds from selling items produced while the company is preparing that asset for its intended use. A company will recognize such sales proceeds and related costs in profit and loss. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2022 and the Company has chosen not to early adopt. The Company is currently evaluating the potential impact of these amendments on the consolidated financial statements.

Amendments to IFRS 9: Financial Instruments
As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IFRS 9. The amendments clarify the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. The Company applies the amendments to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendments. The amendments are effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Company is currently evaluating the potential impact of these amendments on the consolidated financial statements.

Amendments to IFRS 3: Business Combinations
In May 2020, the IASB issued Reference to the Conceptual Framework (Amendments to IFRS 3) with amendments to IFRS 3, which refers to the 2018 Conceptual Framework instead of the 1989 Framework. They also added a requirement that for obligations within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, (“IAS 37”), an acquirer applies IAS 37 or IFRIC 21, Levies, instead of the Conceptual Framework to identify the liabilities that have been assumed. Finally, the amendment also states that the acquirer does not recognize contingent assets acquired in a business combination. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the consolidated financial statements.

Amendments to IAS 41: Agriculture
As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IAS 41. The amendments remove the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flow when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13 Fair Value Measurement. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The amendments will have no impact on the Company's consolidated financial statements, due to the short life cycle of its biological assets.

PRODUCT DEVELOPMENT COLLABORATION
On March 10, 2021, in conjunction with the strategic investment received as described herein, the Company and BAT entered into a Product Development Collaboration Agreement (the "PDC Agreement") pursuant to which the CoE was established to focus on developing the next generation of cannabis products with an initial focus on CBD. The CoE is located at the Company’s indoor Moncton Campus, which holds the Health Canada licenses required to conduct research and product development activities with cannabis products. Both companies are contributing scientists, researchers, and product developers to the CoE and it is governed and supervised by a steering committee consisting of an equal number of senior members from both companies. Under the terms of the PDC Agreement, both Organigram and BAT have access to certain of each other’s IP and, subject to certain limitations, have the right to independently, globally commercialize the products, technologies and IP created by the CoE pursuant to the PDC Agreement.

Pursuant to the terms of the PDC Agreement, $31,109 of the Investment Proceeds was reserved as restricted funds in order to satisfy certain of the Company’s future obligations under the PDC Agreement, including the Company’s portion of its funding obligations under a mutually agreed initial budget for the CoE. Costs relating to the CoE are funded equally by the Company and BAT. Balances are transferred from restricted funds to the Company's general operating account as CoE related expenditures are periodically reconciled and approved. The balance in restricted funds as at August 31, 2022 is $26,820 (August 31, 2021 - $31,109).

The CoE is accounted for as a joint operation, in which the Company and BAT contribute 50%. The Company recognized its share of the expenses incurred by the CoE in the statement of operations and comprehensive loss. For the year ended August
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31, 2022, $2,837 (August 31, 2021 - $494) of expenses have been recorded in the statement of operations and comprehensive loss.

ACQUISITION OF SUBSIDIARIES
i.Laurentian Organic Inc.
On December 21, 2021, the Company acquired 100% of the shares and voting interests of the non-listed Laurentian for $36,000, consisting of $10,000 in cash consideration, $7,000 on closing and $3,000 held back, with the remaining $26,000 in share consideration at the acquisition date. The Company has agreed to provide the seller additional share consideration based on Laurentian's future adjusted EBITDA over a period of two years.

Taking control of Laurentian has enabled the Company to penetrate a new product category and has provided the Company with access to Laurentian's expertise in the hash manufacturing space. The acquisition also provided the Company with an increased share of the craft flower and hash market.

For the year ended August 31, 2022, Laurentian contributed $10,683 of gross revenue and net income of $490, respectively to the consolidated results. If the acquisition had occurred on September 1, 2021, management estimates consolidated gross revenue of the Company would have been $215,654 and consolidated net loss would have been approximately $13,365 for the year ended August 31, 2022.

Equity Instruments Issued
The fair value of the 10,896,442 Common Shares issued was $27,568, based on the TSX listed share price of the Company on closing of December 21, 2021 of $2.53 per share. The number of Common Shares issued was calculated by dividing the total share consideration of $26,000, per the share purchase agreement, by the 5-day volume-weighted average TSX listed share price of the Company preceding the closing date of $2.39.

Acquisition Costs
The Company incurred acquisition-related costs of $1,039 on legal fees and due diligence costs. Of these costs $984 have been included in the statement of operations and comprehensive loss and $55 have been capitalized to share issuance costs.

Contingent Share Consideration
The acquisition includes contingent share consideration as follows (all capitalized terms used below not otherwise defined herein have the respective meanings ascribed to them in the Company’s agreement to acquire Laurentian):

a) First Year Earnout calculated for the period January 1, 2022 to December 31, 2022, as the greater of (i) zero and (ii) the difference obtained when the sum of $2,000 and 50% of the agreed capital expenditures is subtracted from 30% of the First Year adjusted EBITDA Multiple, payable in Common Shares, provided that, the sum of the Initial Consideration and the First Year Earnout Amount shall not exceed the First Year adjusted EBITDA Multiple; and
b) Second Year Earnout calculated for the period January 1, 2023 to December 31, 2023, as 19% of the Second Year adjusted EBITDA Multiple less the remaining balance of the agreed capital expenditures less, payable in Common Shares, provided that, the sum of the Initial Consideration, the First Year Earnout Amount and the Second Year Earnout Amount shall not exceed the Second Year EBITDA Multiple.

Earnout payments paid in Common Shares shall be priced based on the five-day volume-weighted average price of the Company’s Common Shares on the TSX as of the day prior to settlement. As at the acquisition date, the fair value of the contingent consideration was estimated to be $6,996. As at August 31, 2022, the contingent share consideration has been adjusted to $2,913, to reflect changes in estimates.

Assets acquired and liabilities assumed
The Company acquired net assets of $14,138 for a total purchase consideration of $43,103. The excess of the total purchase consideration over the fair value of the net assets acquired amounting to $28,965 is being presented as goodwill in the Financial Statements.

Goodwill
Goodwill arising from the acquisition represents the expected synergies, future income and growth and other intangibles that do not qualify for separate recognition. None of the goodwill recognized is expected to be deductible for tax purposes.

Refer to Note 27 to the Financial Statements for further information.

ii.The Edibles and Infusions Corporation
On April 6, 2021, the Company acquired 100% of the shares and voting interests of EIC, including intermediate holding companies SUHM Investments Inc. and Quality Confections Corporation who collectively owned 100% of EIC, for $22,000 of
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share consideration at the acquisition date. The Company has agreed to provide the seller additional share consideration of $13,000 if EIC achieves various milestones. On August 26, 2021, SUHM Investments Inc, Quality Confections Corporation and EIC amalgamated with the continuing entity being EIC. The fair value of the Common Shares issued was based on the TSX listed share price of the Company on closing of April 5, 2021 of $4.36 per share. The Company incurred acquisition-related costs of $620 on legal fees and due diligence costs. Of these costs $555 had been included in the consolidated statement of operations and comprehensive loss for the year ended August 31, 2021 and $65 were capitalized to share issuance costs.

Contingent share consideration
The acquisition includes contingent share consideration based on various milestones as follows:

a) $3,500 to be paid in Common Shares upon the first listing of EIC or Organigram branded product (which was manufactured at the EIC facility) prior to December 31, 2021 in either the Ontario or Alberta recreational market. This was achieved prior to August 31, 2021 and settled subsequently on September 8, 2021;
b) $7,000 to be paid in Common Shares on the generation of $15 million in net revenue during the 12 months ended December 31, 2022; and
c) $2,500 to be paid in Common Shares on the generation of $7 million in adjusted EBITDA for the 12 months ended December 31, 2022.

Milestone payments paid in Common Shares shall be priced based on the five-day volume-weighted average price of the Company’s Common Shares on the TSX as of the day prior to settlement.

As at the acquisition date, the fair value of the contingent consideration was estimated to be $5,249. During the year ended August 31, 2021, the contingent consideration was adjusted to $9,038 to reflect changes in estimates and subsequently on September 8, 2021, the Company issued 1,039,192 Common Shares as consideration on account of EIC's achievement of the first milestone. The Common Shares issued were based on the 5-day volume-weighted average TSX listed share price of the Company of $3.37 per share. The Company revalued the remaining contingent liability and recorded a corresponding increase in fair value in the statement of operations and comprehensive loss of $1,462 (August 31, 2021 - $3,789) during the year ended August 31, 2022. At August 31, 2022, the outstanding balance is $7,000, all of which is included in current liabilities as it is due to be settled within twelve months after the reporting period.
Assets acquired and liabilities assumed
The Company acquired net assets of $12,909 for a total purchase consideration of $27,230. The excess of the total purchase consideration over the fair value of the net assets acquired amounting to $14,321 is being presented as goodwill in the Financial Statements. During the year ended August 31, 2022, the Company finalized the acquisition accounting, which resulted in an increase to the ROU asset of $1,718, increase to lease liabilities of $411 and a decrease to goodwill of $1,307.

Goodwill
The goodwill is attributable to the skills and technical talent of EIC's work force and the synergies expected to be achieved from integrating EIC into the Company’s existing business. None of the goodwill recognized is expected to be deductible for tax purposes.

Refer to Note 27 to the Financial Statements for further information.

iii.Goodwill Impairment Test
During Q4 Fiscal 2022, the Company performed its annual goodwill impairment test and concluded that the recoverable amount of its group of CGUs was higher than the carrying value as at August 31, 2022, hence, no impairment was recognized. See Note 9 of the Financial Statements.

CONTINGENT LIABILITIES
The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid-point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

Nova Scotia Claim
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On March 3, 2017, a claim in connection with a proposed class-action lawsuit (the “NS Claim”) was filed with the Supreme Court of Nova Scotia (the “NS Court”) seeking to represent a class who purchased medical marijuana that was the subject of the Company’s product recalls in December 2016 and January 2017 as it may have contained trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by licensed producers. Between 2017 and 2021, various proceedings took place and the NS Claim was amended several times.

On April 26, 2022, the Company entered into a Settlement Agreement (the "Settlement") with the representative plaintiff on behalf of the class for an aggregate of $2,310 (the "Settlement Amount"). The Settlement Amount will be used to provide claimants a refund of the amounts paid to purchase the voluntarily recalled product, less any refunds they have already received, as well as the payment of legal fees. On August 31, 2022, the Settlement was approved by the NS Court. Settlement funds of $2,310 were deposited by Organigram with the administrator in October 2022 in accordance with the Settlement Agreement. The administrator has been disbursing funds to the claimants during October and November 2022. The Company reported the NS Claim to its insurance provider which appointed counsel to defend the NS Claim. The Company received insurance proceeds of $532 during the year ended August 31, 2022 to cover all remaining costs associated with the NS Claim.

Alberta Claim
On June 16, 2020, a claim in connection with a proposed national consumer protection class-action lawsuit (the "Alberta Claim") was filed with the Court of Queen’s Bench in Alberta (the “AB Court”) seeking damages against several Canadian cannabis companies including the Company (the "Defendants").  The Alberta Claim does not particularize all of the claims against the companies; however, it makes allegations with respect to the content of THC and CBD in the companies’ products. In order to proceed as a class action, the AB Court must certify the action as a class action. A certification hearing has not yet been scheduled. The Company has reported the Alberta Claim to its insurers.

Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. No provision for the Alberta Clam has been recognized as at August 31, 2022 (August 31, 2021 - nil).

At August 31, 2022, a provision of $2,560 (August 31, 2021 - $2,750) in regards to claims and other contingencies was included in the consolidated statement of financial position. For the year ended August 31, 2022, payments of $412 (August 31, 2021 - $nil) were made which were offset by an increase to the provision of $222 (August 31, 2021 - $2,750). The Company also received insurance proceeds of $532 related to the litigation resulting in a net recovery of $310 in the consolidated statements of operations and comprehensive loss for the year ended August 31, 2022 (August 31, 2021 - $470 expense and $1,700 expense, respectively).

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rule 13a-15 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the establishment and maintenance of Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”) is the responsibility of management.

The Company engaged KPMG LLP to perform an “integrated audit” which encompassed an opinion on the fairness of presentation of the Company’s audited annual consolidated financial statements for the financial year ended August 31, 2022 , as well as an opinion on the effectiveness of the Company’s ICFR. KPMG LLP, the Company’s independent registered public accounting firm, has audited the Company's consolidated financial statements and has issued an adverse report on the effectiveness of ICFR. KPMG LLP‘s attestation report on the Company’s ICFR is incorporated by reference into the Company’s annual report on Form 40-F under the Exchange Act for the year ended August 31, 2022.

DISCLOSURE CONTROLS AND PROCEDURES
The Company maintains a set of DCP designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. As required by NI 52-109 and Exchange Act Rule 13a-15(b), an evaluation of the design and operation of our DCP was completed as of August 31, 2022 under the supervision and with the participation of management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) using the criteria set forth in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013 Framework”). Based upon this evaluation, our CEO and CFO concluded that because of the material weaknesses in our ICFR described below, our DCP were not effective as at such date.

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INTERNAL CONTROL OVER FINANCIAL REPORTING
NI 52-109 requires the CEO and CFO to certify that they are responsible for establishing and maintaining ICFR for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Similarly, Exchange Act Rule 13a-15(c) requires the Company's management, with the participation of the CEO and CFO, to evaluate ICFR as at the end of the fiscal year. The CEO and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

MATERIAL CHANGES TO THE CONTROL ENVIRONMENT
There have been no changes to the Company’s ICFR during the three months ended August 31, 2022 that have materially affected, or are likely to materially affect, the Company’s ICFR.

MANAGEMENT’S EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, under the supervision and with the participation of its CEO and CFO, conducted an evaluation of the effectiveness of the Company’s ICFR as defined by NI 52-109 and Rule 13a-15(f) of the Exchange Act as of August 31, 2022, using the criteria set forth by the COSO 2013 Framework. Based on this evaluation, management concluded that the internal control over financial reporting was not effective as of August 31, 2022, due to material weaknesses in internal control over ICFR that have been previously identified but continue to exist.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified the following material weaknesses:

•An ineffective control environment resulting from an insufficient number of trained financial reporting and accounting, information technology (IT) and operational personnel with the appropriate skills and knowledge and with assigned responsibility and accountability related to the design, implementation and operation of ICFR.
•The insufficient number of personnel described above contributed to an ineffective risk assessment process necessary to identify all relevant risks of material misstatement and to evaluate the implications of relevant risks on its ICFR.
•An ineffective information and communication process resulting from: (i) insufficient communication of internal control information, including objectives and responsibilities, such as delegation of authority; and (ii) ineffective general IT controls, ineffective controls related to complex spreadsheets, and ineffective controls over information from service organizations, resulting in insufficient controls to ensure the relevance, timeliness and quality of information used in control activities.
•As a consequence of the above, the Company had ineffective control activities related to the design, implementation and operations of process level and financial statement close controls which had a pervasive impact on the Company's ICFR.

KPMG LLP, an independent registered public accounting firm that audited our financial statements, has audited the effectiveness of our ICFR, and has expressed an adverse opinion in their report included with the Company’s annual financial statements.

LIMITATIONS ON SCOPE OF DESIGN

The Company has limited the scope of its evaluation of DCP and ICFR to exclude controls, policies and procedures over entities that were acquired by the Company not more than 365 days before the end of the financial period. The only entity controlled by the Company but that was scoped out of the evaluation of DCP and ICFR was Laurentian (acquired on December 21, 2021).

Excluding goodwill, Laurentian constitutes approximately 2% of the Company’s current assets, 5% of total assets, 7% of current liabilities and 11% of total liabilities, as well as 5% of net revenue and 3% of net loss as at and for the year ended August 31, 2022.
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STATUS OF REMEDIATION PLAN
As disclosed in the prior year, management, with the assistance of external and internal specialists, has continued reviewing and revising its ICFR. Management remains committed to implementing changes to its ICFR to ensure that the control deficiencies that contributed to the material weaknesses are remediated. The following remedial activities have been implemented or remain in progress as at the date of this MD&A and will continue throughout Fiscal 2023 until remediated:

•We are implementing additional ongoing oversight, training and communication programs for management and personnel to reinforce the Company's control standards and expectations, enhance understanding of assessed risks, and clarify individual responsibility for control activities at various levels within the Company. We have continued to formalize and improve risk assessment and monitoring activities with continued regular reporting to those charged with governance at an appropriate frequency. We are preparing a delegation of authority matrix to enforce desired limits of authority for key transactions, events, and commitments, and are working to revise the matrix to reflect organizational changes with a view to then formally communicating these limits of authority to relevant personnel throughout the Company.
•We have bolstered the financial reporting and accounting department's internal controls and accounting knowledge with a number of new full-time employees including those in more senior roles. The Company has implemented retention efforts to complement its hiring. Roles and responsibilities are continually assessed with a view to meeting the needs of the Company's internal control environment.
•We have hired more senior internal audit specialists and continue to retain external audit specialists to assist management in evaluating internal controls and provide advisory services in designing the remediation plans. These specialists are expected to enhance our continuing efforts in Fiscal 2023 to evaluate significant financial reporting processes to ascertain if there are any new processes that need to be documented, continue to assess risks related to financial reporting, and re-evaluate the design and operating effectiveness of key controls within those processes
•We have hired a Chief Information Officer to oversee the IT department, support the remediation of deficiencies in general IT controls and facilitate the development and implementation of the ERP project. The ERP project is expected to streamline financial data management processes, improve functionality and reduce reliance on manual spreadsheets. The ERP has multiple phases at various stages of development including design, development and testing. The first phase of the ERP is expected to be implemented in Fiscal 2023.
•We continue to simplify and streamline our complex spreadsheet models to reduce the risk of errors in mathematical formulas and to improve the ability to verify the logic of complex spreadsheets.

Senior management has discussed the material weaknesses described above with the Audit Committee which will continue to review progress on these remediation activities. While we believe these actions will contribute to the remediation of material weaknesses, we have not completed all the corrective processes, procedures and related evaluation or remediation that we believe are necessary. As we continue to evaluate and work to remediate the material weaknesses, we may need to take additional measures to address the deficiencies. Until the remediation steps set forth above, including the efforts to implement any additional control activities identified in the process, are fully implemented and operate for a sufficient period of time that they can be concluded to be operating effectively, the material weaknesses described above will not be considered fully remediated. No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weaknesses described above or prevent the incidence of other material weaknesses in the Company’s ICFR in the future. We do not know the specific time frame needed to fully remediate the material weaknesses identified above. See “Risk Factors” in this MD&A and the AIF.

Management, including the CEO and CFO, does not expect that disclosure controls and procedures or internal control over financial reporting will prevent all misstatements, even as the remediation measures are implemented and further improved to address the material weaknesses. The design of any system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving the stated goals under all potential future conditions.
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RISK FACTORS
The Company’s business is subject to risks inherent in a high growth, heavily regulated enterprise, and the Company has identified certain risks pertinent to its business that may have affected or may affect its business, financial conditions, results of operations and cash flows, as further described throughout this MD&A and under “Risk Factors” in the AIF. For additional risk factors, readers are directed to the Company’s most recent AIF, which is (a) available under the Company’s issuer profile on SEDAR at www.sedar.com, and (b) incorporated into and forms part of the Company's annual report on Form-40F filed on EDGAR at www.sec.gov. As a general matter, management of the Company attempts to assess and mitigate any risks and uncertainties by retaining experienced professional staff and assuring that the Board of Directors and senior management of the Company are monitoring the risks impacting or likely to impact the business on a continuous basis.

(i) Credit Risk
Credit risk arises from deposits with banks, short-term investments, outstanding trade and loan receivables, and restricted funds. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables, out of the normal course of business such as the loan receivable, management generally obtains guarantees and general security agreements. The maximum exposure to credit risk of cash, short-term investments, accounts receivable, loan receivable, and restricted funds on the statement of financial position at August 31, 2022 approximates $171,799 (August 31, 2021 - $235,949).

As of August 31, 2022 and August 31, 2021, the Company’s aging of trade receivables was as follows:

	AUGUST 31, 2022	AUGUST 31, 2021
0-60 days	$42,961	$20,029
61-120 days	2,022	886
Gross trade receivables	$44,983	$20,915
Less: Expected credit losses and reserve for product returns and price adjustments	(1,121)	(710)
	$43,862	$20,205

(ii) Liquidity Risk
The Company’s liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At August 31, 2022, the Company had $68,515 (August 31, 2021 – $55,365) of cash and working capital of $166,338 (August 31, 2021 - $234,349). Further, the Company may potentially access equity capital through the capital markets if required.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at August 31, 2022:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$40,864	$40,864	$40,864	$—	$—	$—
Long-term debt	235	248	80	168	—	—
	$41,099	$41,112	$40,944	$168	$—	$—

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company’s facilities, the Company is contractually committed to approximately $15,797 of capital expenditures, mostly related to its Moncton and LAU Campuses.

(iii) Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company is comprised of interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s debt obligations with floating interest rate. The Company has determined that a 1% change in rates would not have a material impact on the consolidated financial statements.

(iv) Concentration risk
The Company’s accounts receivable are primarily due from provincial government agencies (three of which, individually, represented more than 10% of the Company’s revenues during the year ended August 31, 2022), corporations (none of which
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021    38

represented more than 10% of the Company’s revenues during the period), and legal trusts and, thus, the Company believes that the accounts receivable balance is collectible.

COVID-19

In March 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus (“COVID-19”) and resulted in governments worldwide enacting emergency measures to combat its spread. These measures, which included the implementation of travel restrictions, quarantine periods and physical distancing requirements, affected economies and disrupted business operations for the Company and its customers.

While vaccination programs are maturing and generally restrictions are easing across most countries, there is ongoing concern and uncertainty regarding new and potential variants and continued global spread. The extent to which COVID-19 may impact the Company’s business, including its operations, market for its securities and its financial condition, will depend on future developments which are highly uncertain and cannot be predicted at this time. Furthermore, depending on the duration and severity of the COVID-19 pandemic, it may also have the effect of heightening many of the other business risks such as risks relating to the Company's supply chain (availability and cost of raw materials and components) and the successful on-time completion of business objectives. The Company will continue to monitor and assess the impact of COVID-19 on its judgments, estimates, accounting policies and amounts recognized in the Financial Statements.

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